Filed Pursuant to Rule 424(b)(3)
Registration No. 333-259707

PROSPECTUS SUPPLEMENT No. 6
(to prospectus dated September 27, 2021)

Nexters Inc.

47,102,791 ORDINARY SHARES

7,750,000 WARRANTS TO PURCHASE ORDINARY SHARES

This prospectus supplement amends and supplements the prospectus dated September 27, 2021 (the “Prospectus”) which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-259707). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Report on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on January 27, 2022 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “GDEV.” On January 26, 2022, the last reported sale price of our ordinary shares as reported on Nasdaq was $7.40 per share. Our warrants are listed on the Nasdaq under the symbol “GDEVW.” On January 26, 2022, the last reported sale price of our warrants as reported on Nasdaq was $0.68 per warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 27, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 001-40758

Nexters Inc.

(Translation of registrant’s name into English)

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F ☒	Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

On January 27, 2022, Nexters Inc. (NASDAQ: GDEV) (the “Company”) issued a press release. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The Agreement for the Sale and Purchase of Shares in the Capital of MX Capital Limited, dated as of January 27, 2022, between Everix Investments Limited and Nexters Inc. (the “MX Capital Share Purchase Agreement”) is attached to this Form 6-K as Exhibit 99.2. Everix Investments Limited, as a key shareholder of the Company, has significant influence on the Company, and its beneficial owners, Igor Bukhman and Dmitrii Bukhman, are both directors of the Company. Consequently, the MX Capital Share Purchase Agreement constitutes a related party transaction for the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2022

Nexters Inc.

By:	/s/ Alexander Karavaev
	Name:	Alexander Karavaev
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated January 27, 2022

99.2*	MX Capital Share Purchase Agreement

*	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit because such information (i) would constitute a clearly unwarranted invasion of personal privacy or (ii) is both (a) non-material and (b) would be competitively harmful if publicly disclosed.

Exhibit 99.1

Nexters enters agreements to acquire three gaming companies investing $100 million to expand in midcore genres

January 27, 2022 -- Limassol, Cyprus -- An international gaming company Nexters Inc. (Nasdaq: GDEV) announced its first-ever series of acquisition and investment deals as a publicly traded company in relation to Cubic Games, RJ Games, and Royal Ark. With a total upfront investment of around $100 million, Nexters will bring the world’s No. 3 mobile first-person shooter Pixel Gun 3D and other titles within its product offering, amplifying Nexters’ position in midcore, the leading segment of mobile gaming. Through the allocated funding and its expertise in midcore, Nexters aims to propel the companies’ future growth on the international markets. All transactions are expected to be financed by a mix of Nexters’ cash on balance and a new share issuance1.

With the deals, Nexters aims at accelerating its product growth strategy and laying the groundwork of its consolidation mission. By expanding its portfolio of midcore games, the company expects to enlarge its player base and significantly cement its presence in the segment, which accounts for almost 50% of the time and 60% of the money spent in mobile gaming2.

●	Published by Cubic Games, Pixel Gun 3D is the world’s No. 3 mobile first-person shooter by monthly audience with a substantial potential for further growth. With this title, Nexters will enter the mobile shooter market which is estimated at more than $3 billion in 2021[3] and is the leader in players’ time spent[4].

●	Puzzle Breakers by RJ Games will provide an opportunity to gain a significant position in the sizable segment of the puzzle RPG genre thanks to the game’s high-quality art and engaging core gameplay.

●	Royal Ark’s survival RPG titles - Dawn of Zombies and Shelter Wars - will diversify Nexters’ portfolio with games in a growing zombie setting, and will contribute to accumulating expertise in new genres and niches for the company.

As a result of the agreed transactions, hundreds of talented game creators, backed by veteran founders and managers will join Nexters, thus enabling substantial scaling potential within its group of studios. The company’s integration team plans to help these studios to adjust their strategy for further growth by sharing Nexters’ knowledge in development, monetization, marketing and other areas. The company expects that, due to the synergies and the contribution of Nexters expertise, the studios have the potential to increase their historical bookings by more than three times, which would result in around $130 million added to the group’s annual bookings in 2024.

“We are excited to announce the inaugural M&A deals of Nexters as a public company, showing proof of our ambition to consolidate the gaming industry in the Russian-speaking region,” says Andrey Fadeev, CEO and co-founder of Nexters. “We believe these deals, combined, are one of the largest gaming M&A transactions in the region, and will create a strong foundation for further consolidation.

There are hundreds of gaming studios with origins from Russia, Ukraine, Belarus and other parts of Eastern Europe. This region has always been famous for its talent, passion and capability to influence the global gaming industry. We have a lot in common and we all create great games, played and adored by millions of people all over the world.

I warmly welcome the teams to the Nexters family and I sincerely believe we will see more like-minded companies joining us in the future to hit the road together.”

Cubic Games deal rationale and transaction details

Cubic Games is the publisher of Pixel Gun 3D, a No. 3 mobile first-person multiplayer shooter game by monthly players with over 170 million cumulative downloads since its release in 2013, mostly coming from the United States and other developed markets. The game has a strong community, which mostly joined the game organically due to its popularity and viral effect. Around 5.5 million users played Pixel Gun 3D every month during 2021. With Pixel Gun 3D, Nexters will enter the mobile shooter market which is estimated at more than $3 billion in 20213 and is the leader in players’ time spent4.

Both Pixel Gun 3D and Cubic Games are owned by Gracevale Ltd. Gracevale contracts Lightmap studio for Pixel Gun 3D as a developer. The overall team behind Pixel Gun 3D exceeds 90 talented game creators. Key personnel of the companies brings more than a decade of mobile games development expertise into Nexters, with the key management team expected to remain after the closing of the acquisition.

In 2021, Cubic Games expects to generate around $26 million of bookings according to Cubic Games unaudited non-IFRS management accounts. After the acquisition, the team will focus on the enhancement of the title and build up of the advanced user acquisition function, using Nexters extensive expertise in marketing and analytics to get it ready for further scaling in international markets.

More information about Cubic Games: http://cubicgames.com

More information about Lightmap: https://lightmap.ru

Transaction details

Nexters will acquire 100% of the issued share capital of Gracevale Ltd. for a total consideration of $70 million on a cash and debt free basis, and subject to certain KPIs. The acquisition will be financed by both cash on balance and newly issued equity1. The deal includes an upfront consideration of 85% and a deferred consideration subject to certain conditions. Up to 1,448,270 newly issued shares1 in Nexters Inc. are to be issued as part of payment of the total consideration.

As part of the transaction, Nexters will also acquire Lightmap Studio. After the transaction is completed, Lightmap will enter the Nexters group of companies and will proceed to take part in the development of Pixel Gun 3D. The transaction is expected to be completed in Q1 2022.

RJ Games deal rationale and transaction details

RJ Games is owned by MX Capital Limited. Founded in 2013, RJ Games is a veteran game development studio which has a vast experience in developing social games in various genres - from casual adventure to strategy games. Now the team, which consists of more than 150 people, is primarily focused on Puzzle Breakers, a new mobile midcore game having a fortunate mix of genres, RPG and puzzles, combining great scale associated with match-3 with deep monetization of RPG.

In Puzzle Breakers, players will play match-3 puzzles to control the heroes and perform attacks on enemies on the battlefield. The game has been in production since 2019 and features high-end visuals and elaborated gameplay. Puzzle Breakers is now soft-launched in a limited number of regions on Android and is planned for the official release in Q2 2022.

Nexters’ M&A approach, which is based on cooperation and synergy, will allow RJ Games to leverage Nexters’ expertise in midcore and casual to launch and scale Puzzle Breakers on the international markets.

More information about RJ Games: https://rj-games.com

Transaction details

Nexters will acquire 48.8% of the issued share capital of MX Capital Limited from Everix Investments Limited. The initial consideration for the acquired stake will be $15 million. Further earn-out payments of up to $35 million may increase the consideration depending on achievement of certain agreed metrics by MX Capital Limited.

Nexters has agreed with the remaining shareholder of MX Capital Limited, MSRJ LTD, to put and call options allowing Nexters to consolidate 100% in MX Capital Limited in the first half of 2024. The price payable under the put and call options depends on achievement of certain agreed KPI’s by MX Capital Limited. Option arrangements also envisage earn-out payments to the founders based on performance metrics. The initial acquisition of 48.8% will be financed by cash on balance and further acquisition(s) upon execution of options will be payable by cash and newly issued equity1 of Nexters and will be based on a discount to a projected future enterprise valuation of Nexters

As part of the transaction, Nexters will also provide a loan to MX Capital Limited in the amount of up to $46 million that will be secured by a pledge of shares in MX Capital Limited owned by the remaining shareholder. The loan will be provided in four tranches. The first tranche of up to $11 million will be provided on or about completion of the transaction, whereas all other tranches will be conditional on achievement of certain KPIs by MX Capital Limited.

The transaction is expected to be completed in Q1 2022.

Relationship of the parties

Everix Investments Limited owns 48.8% of the share capital of MX Capital Limited, which represents the share capital being acquired. Everix Investments Limited is also a shareholder of Nexters Inc, owning 38% of Nexters Inc shares, representing 38% of the voting rights.

Royal Ark deal rationale and transaction details

Royal Ark is the brand under which Castcrown Limited publishes two games - Dawn of Zombies and Shelter War. It is also the name of the team, which is led by a gaming industry veteran Leonid Sirotin and stands behind the development of Dawn of Zombies. The second game of the publisher, Shelter War, is being developed by the team Game Gears which is led by a gaming industry veteran Alexander Vashchenko. The overall number of employees in both teams exceeds 170 game creators with vast experience in game development.

Dawn of Zombies is a survival game with RPG elements. Though the game was released in 2019/2020 (Android/iOS) and is still in an early stage of development, it has already built a loyal core community and enjoys a stable and strong inflow of organic players. Shelter War, a bunker management and survival game with RPG elements in a post-nuclear setting, was released in 2021. With both games, Nexters will help Royal Ark to scale its games on the international market.

In 2021, Royal Ark generated around $9 million of bookings according to Royal Ark’s unaudited non-IFRS internal data. After the acquisition, the team will focus on the scaling of user acquisition globally, leveraging Nexters expertise.

More information about Royal Ark: https://royalarkgames.com

More information about Game Gears: https://www.gamegears.online

Transaction details

Nexters will acquire approximately 49.5% of the issued share capital of Castcrown Limited for a total purchase price of $4.95 million on a cash and debt free basis. The acquisition will be financed by cash on balance.

As part of the transaction, Nexters will also provide a convertible loan to Castcrown Limited in the amount of up to $16 million. The loan will be provided in two tranches. The first tranche in the amount of $7.5 million will be provided on or about completion of the transaction, whereas the second tranche in the amount of $8.5 million will be conditional on achievement of certain KPIs by Castcrown Limited. The conversion price will depend on achievement of certain agreed metrics by Castcrown Limited and will be based on a discount to a projected future enterprise valuation of Nexters

Nexters has agreed with the remaining shareholders and founders of Castcrown Limited to put and call options allowing Nexters to consolidate 100% in Castcrown Limited. The call option may be exercised no later than by 1 July 2026. The put option may be exercised from 1 July 2026 to 1 October 2026. The price payable under the put and call options depends on achievement of certain agreed metrics by Castcrown Limited and will be based on a discount to a projected future enterprise valuation of Nexters. As consideration for the call options, Nexters will pay the remaining founders an amount not exceeding $2 mln. The share acquisition(s) upon execution of options will be payable by cash and a stake in Nexters.

The transaction is expected to be completed in Q1 2022.

1 The Nexters Inc. shares will not, at the time of their issuance, be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

2 In 3Q 2021 according to AppAnnie

3 According to AppAnnie

4 In 9M 2021 according to AppAnnie

Conference call and webcast

Nexters will host a conference call and webcast to discuss the Acquisitions today at 9:00 a.m. U.S. Eastern Time (5:00 p.m. Moscow time, 2:00 p.m. London time).

To participate in the conference call, please use the following details:

Standard International:	+44 (0) 2071 928000
UK (toll free):	08003767922
UK (local):	08445718892
USA (toll free):	18669661396
USA (local):	16315107495
Russian Federation (toll free):	81080023575011
Russian Federation (local):	74959907235
Conference ID:	6715816

Webcast: https://edge.media-server.com/mmc/p/ida2uegs

About Nexters

Nexters is an international game development company which strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Throne Rush, and others the company reached over 200 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of 800+ inspired gaming professionals. Please find more information about Nexters at https://nexters.com and follow Nexters on LinkedIn and Twitter.

Contacts:

Media

Andrey Akimov | Chief Communications Officer

aa@nexters.com

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

r.safiyulin@nexters.com

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-1 filed by the Company on September 22, 2021 and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Exhibit 99.2

REDACTED COPY

Certain confidential portions have been omitted from this exhibit because such information:

(i) would constitute a clearly unwarranted invasion of personal privacy or
(ii) is both (a) non-material and (b) would be competitively harmful if publicly disclosed.

Confidential portions of this exhibit are designated by [*****].

EXECUTION VERSION

AGREEMENT for the sale and purchase of SHARES IN the capital of MX Capital LIMITED
DATED 27 JANUARY 2022
EVERIX INVESTMENTS LIMITED AND NEXTERS INC.

CONTENTS

Clause	Page

1.	Interpretation	2

2.	Sale and Purchase	2

3.	Conditions Precedent	3

4.	Completion	4

5.	Initial Consideration	4

6.	Earn-Out	4

7.	Leakage	5

8.	Indebtedness and Guarantees	6

9.	Warranties	7

10.	General Indemnities	8

11.	Tax Indemnities	9

12.	Title Indemnity	10

13.	Protective Covenants	10

14.	Announcements and Confidentiality	11

15.	Notices	12

16.	Further Assurances	12

17.	Assignments	13

18.	Payments	13

19.	General	14

20.	Entire Agreement	14

21.	Governing Law	15

22.	Dispute Resolution	15

23.	Language	16

Schedule

1.	The Company	17

2.	The Subsidiaries	18

3.	IP Assets	19

Part 1	Key Mobile Games	19

Part 2	Other IP Assets	19

4.	Warranties	20

5.	Certain information for the purposes of Warranties	45

Part 1	Domain Names	45

Part 2	Details of the Lease Agreements	45

6.	Warranty Claims	46

7.	Pre-Completion	50

8.	Completion	53

Part 1	Obligations of the Seller	53

Part 2	Purchaser's Obligations	54

9.	Protective Covenants	55

10.	[*****]	56

Part 1	[*****]	57

Part 2	[*****]	58

Part 3	[*****]	59

Part 4	Earn-Out Expert	59

11.	Interpretation	61

Signatories	73

[*****] Confidential information relating to components of Earn-Out Payments redacted

THIS AGREEMENT is made on 27 January 2022

BETWEEN:

(1)	EVERIX INVESTMENTS LIMITED, a company incorporated under the laws of the Republic of Cyprus, whose registered office is at 20 Spyrou Kyprianou, Chapo Central, 1st floor, Nicosia, Cyprus, registration number HE 410863 (the Seller); and

(2)	NEXTERS INC., a company incorporated under the laws of the British Virgin Islands, whose registered office is at: Ritter House, Wickhams Cay II, Road Town, Tortola, VG110, British Virgin Islands, located at: 55, Griva Digeni, Limassol, Cyprus, TIC: 18008636V (the Purchaser).

BACKGROUND:

(A)	The Seller is a shareholder of MX Capital Limited, a company incorporated under the laws of the Republic of Cyprus, whose registered office is at 3 Agiou Neofytou 3036, Limassol, Cyprus, registration number HE 400902 (the Company), further details of which are set out in Schedule 1. The Seller owns the Sale Shares that constitute 48.8% of the issued and outstanding shares of the Company on a fully diluted basis.

(B)	The Seller wishes to sell and the Purchaser wishes to purchase the Sale Shares free from any Encumbrance on the terms and subject to the conditions set out in this agreement, and the Seller wishes to provide certain representations, warranties and indemnities to the Purchaser and undertake certain other obligations under this agreement.

IT IS AGREED as follows:

1.	Interpretation

In addition to terms defined elsewhere in this agreement, the definitions and other provisions in Schedule 11 apply throughout this agreement, unless the contrary intention appears.

2.	Sale and Purchase

2.1	Subject to the Conditions being satisfied or, where applicable, waived the Seller shall sell with full title guarantee and the Purchaser shall purchase the Sale Shares.

2.2	The Sale Shares shall be sold free from all Encumbrances and together with all rights attaching to them.

2.3	The Seller covenants with, and represents and warrants to, the Purchaser that it has the right to sell and transfer to the Purchaser the full legal and beneficial interest in the Sale Shares on the terms set out in this agreement.

2.4	The consideration for the sale of the Sale Shares shall be determined in accordance with clauses 5 and 6.

2.5	The Seller acknowledges that the Purchaser enters into this agreement in reliance on the representation, warranties and undertakings on the part of the Seller set out in this agreement.

2.6	The Seller waives (and shall procure the waiver by its nominee(s) of) all rights of pre-emption, rights of first refusal, rights of first offer, co-sale rights, tag-along rights, drag-along rights, consent rights or any similar right which it (or such nominee(s)) may have (whether under the Company's constitutional documents or otherwise) in respect of the transfer of the Sale Shares or any of them to the Purchaser.

3.	Conditions Precedent

3.1	Completion is conditional on the following conditions (the Conditions) having been satisfied or waived in accordance with this agreement:

(a)	the board of directors of the Purchaser having passed such resolution(s) as may be necessary to implement and effect the transactions contemplated by this agreement;

(b)	to the extent that, in the reasonable opinion of the Purchaser, any antitrust, merger control, foreign investment or similar consents or approvals of any Government Authority are required for the proposed acquisition of the Sale Shares by the Purchaser or any matter arising from or relating to that proposed acquisition according to the law of any jurisdiction, all necessary notifications or filings having been made, all appropriate waiting periods (including any extensions thereof) having expired, lapsed or been terminated and all such consents or approvals being granted (or being deemed in accordance with the relevant law to have been granted) by the relevant Government Authority in terms satisfactory to the Purchaser;

(c)	the Purchaser giving notice to the Seller that it is satisfied on inspection and investigation as to:

(i)	the financial, contractual and taxation position and trading performance of the Group Companies; and

(ii)	the title of the Group Companies to their respective material assets (including the Key Mobile Games); and

(d)	the Purchaser, the Founder and the Beneficiaries having entered into a shareholders' agreement with respect to the Company, and such shareholders' agreement being in force in accordance with its terms, but the Purchaser may waive any of the Conditions (either in whole or in part) at any time by giving notice to the Seller, in which case such Condition will be deemed to have been satisfied, to the extent so waived, for the purposes of this agreement.

3.2	The Seller shall (and shall procure that each of its Affiliates shall, and shall use reasonable endeavours to procure that the Group Companies shall), co-operate fully with the Purchaser to provide the Purchaser and any Government Authority with any necessary information reasonably required for the purpose of making any submissions, notifications and filings with any Government Authority for the purposes of satisfying the Condition in clause 3.1(b). For the avoidance of doubt, the Seller shall bear its own costs and expenses (if any) arising out of such cooperation.

3.3	Each party shall use all reasonable endeavours to procure (so far as it is so able to procure) that each of the Conditions is satisfied on or before 31 March 2022 (the Long Stop Date). If any of the Conditions has not been satisfied, or waived in accordance with this agreement, on or before the Long Stop Date, the Purchaser may serve notice on the Seller terminating this agreement and in that event:

(a)	except for this clause, clauses 1, 14, 15, 17, 18, 19, 20, 21, 22 and 23 and the provisions of Schedule 11, all the provisions of this agreement shall lapse and cease to have effect; but

(b)	neither the lapsing of those provisions nor their ceasing to have effect shall affect any accrued rights or liabilities of any party in respect of damages for non-performance of any obligation under this agreement falling due for performance prior to such lapse and cessation.

4.	Completion

4.1	Completion shall take place at the offices of the Company at 11:00am on the fifth Business Day after the date on which the last of the Conditions is satisfied or waived in accordance with this agreement (or at such other place, at such other time and/or on such other date as the Seller and the Purchaser may agree).

4.2	The provisions of Schedule 7 (Pre-Completion) shall apply.

4.3	At Completion:

(a)	the Seller shall observe and perform the provisions of Part 1 of Schedule 8; and

(b)	the Purchaser shall observe and perform the provisions of Part 2 of Schedule 8.

4.4	If for any reason the provisions of Part 1 of Schedule 8 are not fully observed and performed as contemplated by clauses 4.1 and 4.3, the Purchaser may elect (in addition and without prejudice to all other rights or remedies available to it) not to complete the purchase of the Sale Shares or to fix a new time and date for Completion by, in either case, giving notice to the Seller. In particular, the Purchaser shall not be obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously in accordance with this agreement. If for any reason the provisions of Part 2 of Schedule 8 are not fully observed and performed as contemplated by clauses 4.1 and 4.3, the Seller may elect (in addition and without prejudice to all other rights and remedies available to it) not to complete the sale of the Sale Shares or to fix a new time and date for Completion by, in either case, giving notice to the Purchaser. In particular, the Seller shall not be obliged to complete the sale of any of the Sale Shares unless the sale of all the Sale Shares is completed simultaneously in accordance with this agreement.

4.5	If the Seller elects or the Purchaser elects (the party or parties making such election being the Non-Defaulting Party for the purposes of this clause 4.5) not to complete the purchase or sale of the Sale Shares under clause 4.4:

(a)	except for this clause, clauses 1, 14, 15, 17, 18, 19, 20, 21, 22 and 23 and the provisions of Schedule 11, all the provisions of this agreement shall lapse and cease to have effect; and

(b)	neither the lapsing of those provisions nor their ceasing to have effect shall affect any accrued rights or liabilities of any party in respect of damages for non-performance of any obligation falling due for performance prior to such lapse and cessation.

5.	Initial Consideration

The initial consideration for the sale of the Sale Shares (the Initial Consideration) shall be equal to USD16,585,840.91 and shall be paid by the Purchaser to the Seller in cash at Completion as set out in Schedule 8.

6.	Earn-Out

6.1	As further consideration for the sale of the Sale Shares, the Purchaser shall (subject to the terms of this agreement) make payments to the Seller as set out in clauses 6.2 and 6.4 (the Earn-Out Payments), but so that the total amount of the Earn-Out Payments will not in any event exceed USD35,000,000.

6.2	The Purchaser shall pay to the Seller an amount equal to [*****], provided that:

(a)	[*****];

(b)	the total amount of payments under this clause 6.2 shall in any case not exceed USD35,000,000; and

(c)	this clause 6.2 shall cease to apply (and the Purchaser shall not be obliged to make any further payments under this clause 6.2) on the earlier of:

(i)	the date on which the Purchaser makes the payment set out in clause 6.4; and

(ii)	the tenth anniversary of Completion.

6.3	[*****].

6.4	The payment under clause 6.4 shall be made by the Purchaser no later than within 45 Business Days after the end of the three consecutive calendar month period referred to in clause 6.4.

6.5	[*****].

7.	Leakage

7.1	The Seller covenants to the Purchaser that in the period from and including the Accounts Date up to and including Completion:

(a)	there has not been and there will be no Leakage, and neither the Seller nor any of its Affiliates has received or benefited (or will receive or benefit) from any amount of Leakage; and

(b)	no arrangement or agreement has been made or entered into (or will be made or entered into) that has resulted or will result in any Leakage,

but excluding in each case any Permitted Leakage.

7.2	Without prejudice to clause 7.1, if the Seller becomes aware of any Prohibited Leakage or Permitted Leakage, whether actual or potential, or an arrangement or agreement that may cause any Prohibited Leakage or Permitted Leakage, the Seller shall notify the Purchaser accordingly as soon as reasonably practicable (and in any event within two (2) Business Days) of becoming aware.

7.3	The Seller covenants to the Purchaser:

(a)	to pay to the Purchaser (or to its order) on demand an amount in cash equal to 48.8% of the aggregate amount or value of any Prohibited Leakage (including all costs, fees and expenses reasonably incurred by the Purchaser in the recovery of the same) received by the Seller or any of its Affiliates (or from which the Seller or any of its Affiliates has benefited), in the same currency as the relevant Prohibited Leakage; and

[*****] Confidential information redacted

(b)	to terminate, cancel or rescind any and all transactions, agreements and arrangements that constitute any Prohibited Leakage (if applicable and if required by the Purchaser).

8.	Indebtedness and Guarantees

8.1	The parties acknowledge that the Consideration has been agreed on the basis that:

(a)	no Indebtedness of any kind (whether or not then presently payable) will be owing immediately after Completion by any member of the Seller's Group to any Group Company; and

(b)	other than the Agreed Debt, no Indebtedness of any kind (whether or not then presently payable) will be owing immediately after Completion by any Group Company to any member of the Seller's Group,

in each case other than any amounts which may fall to be paid pursuant to any Permitted Leakage or any express provision of this agreement or any other Transaction Document.

8.2	The Seller shall procure that on Completion all Indebtedness owing immediately before Completion from any member of the Seller's Group to any Group Company is or has been satisfied in full together with all interest accruing on it up to (but excluding) Completion.

8.3	If it is established at any time after Completion that any Indebtedness of any kind (whether or not then presently payable) was owing on Completion by any Group Company to a member of the Seller's Group contrary to the basis stated in clause 8.1(b), then the Seller shall (and shall procure that the relevant member of the Seller's Group to which that Indebtedness is owing shall) procure that such Indebtedness is discharged or otherwise eliminated at no cost (including Tax) to any member of the Purchaser's Group or any Group Company.

8.4	The Seller shall procure that on Completion each Group Company is released from all guarantees, suretyship, Encumbrances and indemnities given by that Group Company in respect of any liability or obligation of the Seller or any other member of the Seller's Group, and pending such release the Seller shall indemnify, defend and hold harmless each member of the Purchaser's Group and each Group Company against all liabilities under those guarantees, suretyship, Encumbrances and indemnities.

8.5	The Purchaser shall use its reasonable endeavours to procure that, within thirty (30) Business Days after Completion, the Agreed Debt to the extent then owing is satisfied by RJ Development Ltd in full. This clause 8.5 may be enforced by the Publisher against the Purchaser under the Contracts (Rights of Third Parties) Act 1999. The provisions of this clause 8.5 may be varied or terminated by agreement between the Purchaser and the Seller (and the Seller may also release or compromise in whole or in part any liability in respect of rights contemplated by this clause 8.5) without the consent of the Publisher.

8.6	The Seller undertakes and covenants to the Purchaser that as at Completion the aggregate amount of:

(a)	cash, including cash in hand and at bank, together with accrued interest, cash in transit and deposits in banks together with accrued interest, in each case held by or on behalf of the Group Companies (but only to the extent that such cash can be immediately and fully used by the Group Companies and is expressed in freely tradable and convertible currency, and in any event excluding any cash which as of Completion is not readily available for use and is being blocked pursuant to a decision of any Government Authority or is put on an escrow account or is otherwise restricted by any similar arrangement); and

(b)	the Final Payment,

(the Available Cash) shall be at least USD [*****r]. If the amount of the Available Cash as at Completion is less than USD [*****], the Seller covenants to pay to the Purchaser or the Company (as the Purchaser directs) on demand an amount equal to such shortfall.

9.	Warranties

9.1	The Seller represents and warrants to the Purchaser that each of the Warranties:

(a)	is at the date of this agreement true, accurate and not misleading; and

(b)	will at Completion be true, accurate and not misleading (on the basis that any express or implied reference in any Warranty to the date of this agreement shall be considered a reference to Completion).

9.2	Each of the Warranties is separate and independent and, except as expressly provided to the contrary in this agreement, is not limited:

(a)	by reference to any other Warranty; or

(b)	by any other provision of this agreement.

9.3	None of the Warranties shall be treated as qualified by any actual, imputed or constructive knowledge on the part of any member of the Purchaser's Group or any agent or adviser of any such member and no such knowledge shall prejudice any Warranty Claim or operate so as to reduce any amount recoverable.

9.4	Without prejudice to any other remedy available to the Purchaser or its ability to claim damages on any other basis which is available to it by reason of any of the Warranties being untrue, inaccurate or misleading, if any of the Warranties is untrue, inaccurate or misleading the Seller shall be liable for and shall, at the direction of the Purchaser, pay to the Purchaser or the Group Company concerned an amount equal to, 48.8% of all Losses whether directly or indirectly arising, incurred or suffered by the Group Company concerned which would not have existed or arisen if the relevant Warranty had not been untrue, inaccurate or misleading.

9.5	The Seller shall promptly (and in any event before Completion) give notice to the Purchaser of any matter or circumstance:

(a)	which becomes known to it after the date of this agreement and before Completion; or

(b)	arising after the date of this agreement and before Completion,

which results or is likely to result in any of the Warranties being untrue, inaccurate or misleading as at the date of this agreement or as at Completion. Any notice given under this clause 9.5 in relation to any matter or circumstance shall not, for the avoidance of doubt, prevent the Purchaser from making any Warranty Claim arising from that matter or circumstance.

9.6	The Warranties and any Warranty Claim shall be subject to the limitations and other provisions set out in Schedule 6.

[*****] Confidential information redacted

9.7	Nothing in Schedule 6 shall qualify or limit the liability of the Seller in relation to:

(a)	any of the Fundamental Warranties; or

(b)	any Warranty Claim attributable to fraud, dishonesty or wilful concealment on the part of any member of the Seller's Group or any agent or adviser of any such member.

9.8	Clause 9.7 applies notwithstanding clauses 9.1 and 9.6.

10.	General Indemnities

10.1	Subject to clause 10.2, the Seller shall indemnify in full, defend and hold harmless each member of the Purchaser's Group, each Group Company and each of their respective officers, directors, managers, employees, successors and permitted assigns (each an Indemnified Person) from and against all Claims and from all Losses (and the Seller covenants to pay to each Indemnified Person on demand an amount equal to all Losses) which an Indemnified Person may pay, be imposed to, suffer or incur from time to time, in any such case arising out of, resulting from, based upon or in connection with, whether directly or indirectly (and whether or not involving a third party claim):

(a)	any Warranty being untrue, inaccurate or misleading at the date of this agreement or at Completion;

(b)	the Group Companies not being the sole legal and beneficial owners, free of any Encumbrances, of any Key Mobile Game as a result of any fact, matter or circumstance that existed, arose or occurred on or before Completion;

(c)	any actual or alleged infringement by any Group Company of any Intellectual Property Right of any person on or before Completion;

(d)	the Company not being the sole legal and beneficial owner, free of any Encumbrances, of 100% of the issued and outstanding shares of any Subsidiary on a fully diluted basis as a result of any fact, matter or circumstance that existed, arose or occurred on or before Completion;

(e)	any Claim by any person on the basis that such person is, or is alleged to be, entitled to any shares of any Subsidiary, or to any Encumbrance in relation to any shares of any Subsidiary, in each case as a result of any fact, matter or circumstance that existed, arose or occurred on or before Completion;

(f)	any Group Company or any member of the Purchaser's Group being obliged to:

(i)	disclose or distribute any relevant IP Asset (or any part or component of it) to any person in source code form;

(ii)	provide any license to any person to use any IP Asset (or any part or component of it); or

(iii)	distribute any IP Asset (or any part or component of it) to any person at no charge,

in each case due to any Open Source Material being incorporated into, or combined with, any IP Asset; and/or

(g)	any breach by any Group Company of any Data Protection Legislation on or before Completion.

10.2	To the extent the liability of the Seller in respect of any claim under clause 10.1 (the General Indemnity Claim) is determined on the basis of, or by reference to, the Losses paid, imposed on, incurred or suffered by the Group Companies or any of them in connection with the subject matter of that General Indemnity Claim, such liability of the Seller shall in any case not exceed 48.8% of the Losses paid, imposed on, incurred or suffered by the Group Companies concerned in connection with the subject matter of that General Indemnity Claim.

10.3	This clause 10 may be enforced by each Indemnified Person against the Seller under the Contracts (Rights of Third Parties) Act 1999. The provisions of this clause 10 may be varied or terminated by agreement between the Seller and the Purchaser (and the Purchaser may also release or compromise in whole or in part any liability in respect of rights contemplated by this clause 10) without the consent of any such other Indemnified Person.

11.	Tax Indemnities

11.1	Subject to clauses 11.2, 11.3 and 11.4, the Seller:

(a)	covenants to pay to the Purchaser (or to its order) on demand an amount equal to 48.8% of any and all Tax Liability of each Group Company arising out of, based upon or in connection with, whether directly or indirectly, any Event occurring on or before Completion; and

(b)	shall indemnify in full, defend and hold harmless each Indemnified Person from and against all Claims and from all Losses (and the Seller covenants to pay to each Indemnified Person on demand an amount equal to all Losses) which an Indemnified Person may pay, be imposed to, suffer or incur from time to time, in any such case arising out of, resulting from, based upon or in connection with, whether directly or indirectly (and whether or not involving a third party claim), any Tax Liability in respect of which the Seller is liable to make any payment under clause 11.1(a).

11.2	The provisions of clause 11.1(a) shall not apply to a Tax Liability to the extent that such Tax Liability:

(a)	has been duly paid or discharged on or before Completion;

(b)	has been taken into account in the Accounts by way of an express and full provision or reserve; or

(c)	has been made good at no cost to any Indemnified Person.

11.3	To the extent the liability of the Seller in respect of any claim under clause 11.1(b) (the Tax Indemnity Claim) is determined on the basis of, or by reference to, the Losses paid, imposed on, incurred or suffered by the Group Companies or any of them in connection with the subject matter of that Tax Indemnity Claim, such liability of the Seller shall in any case not exceed 48.8% of the Losses paid, imposed on, incurred or suffered by the Group Companies concerned in connection with the subject matter of that Tax Indemnity Claim.

11.4	The Seller:

(a)	covenants to pay to the Company or another Group Company (as the Purchaser directs) on demand an amount equal to 48.8% of any and all Tax Liability of the Group Companies arising out of, based upon or in connection with, whether directly or indirectly, the termination of the Publishing Contract; and

(b)	shall indemnify in full, defend and hold harmless each Group Company from and against all Claims and from all Losses (and the Seller covenants to pay to each Group Company on demand an amount equal to all Losses) which a Group Company may pay, be imposed to, suffer or incur from time to time, in any such case arising out of, resulting from, based upon or in connection with, whether directly or indirectly (and whether or not involving a third party claim), any Tax Liability in respect of which the Seller is liable to make any payment under clause 11.4(a), including all Losses suffered or incurred by a Group Company as a result of receipt of any payment from the Seller under clause 11.4(a).

The provisions of clause 11.2 shall not apply to any Tax Liability referred to in clause 11.4(a), and the provisions of 11.3 shall not apply in connection with any liability of the Seller under this clause 11.4.

11.5	This clause 11 may be enforced by each Indemnified Person against the Seller under the Contracts (Rights of Third Parties) Act 1999. The provisions of this clause 11 may be varied or terminated by agreement between the Seller and the Purchaser (and the Purchaser may also release or compromise in whole or in part any liability in respect of rights contemplated by this clause 11) without the consent of any such other Indemnified Person.

12.	Title Indemnity

12.1	The Seller shall indemnify in full, defend and hold harmless each Indemnified Person from and against all Claims and from all Losses (and the Seller covenants to pay to each Indemnified Person on demand an amount equal to all Losses) which an Indemnified Person may pay, be imposed to, suffer or incur from time to time, in any such case arising out of, resulting from, based upon or in connection with, whether directly or indirectly (and whether or not involving a third party claim):

(a)	the Seller not being the sole legal and beneficial owner, free of any Encumbrances, of any of the Sale Shares immediately before Completion;

(b)	the Sale Shares representing less than 48.8% of the issued and outstanding ordinary shares of the Company on a fully diluted basis as at Completion; and

(c)	any Claim by any person on the basis that such person is, or is alleged to be, entitled to any Sale Shares, or to any Encumbrance in relation to any Sale Shares, in each case as a result of any fact, matter or circumstance that existed, arose or occurred on or before Completion.

12.2	This clause 12 may be enforced by each Indemnified Person against the Seller under the Contracts (Rights of Third Parties) Act 1999. The provisions of this clause 12 may be varied or terminated by agreement between the Seller and the Purchaser (and the Purchaser may also release or compromise in whole or in part any liability in respect of rights contemplated by this clause 12) without the consent of any such other Indemnified Person.

13.	Protective Covenants

The Seller shall observe and perform the provisions of Schedule 9.

14.	Announcements and Confidentiality

14.1	Subject to clauses 14.3 and 14.4, the the Seller shall (and shall procure that each member of the Seller's Group and each Group Company, and each such person's advisers, shall) and the Purchaser shall (and shall procure that each member of the Purchaser's Group and each such person's advisers, shall):

(a)	not make any announcement concerning the sale and purchase of the Sale Shares or any related or ancillary matter; and

(b)	keep confidential the provisions and subject matter of, and the negotiations relating to, each Transaction Document.

14.2	The provisions of clause 14.1 shall apply before, on and after Completion.

14.3	Nothing in clause 14.1 prevents any announcement being made or any confidential information being disclosed:

(a)	where such announcement is in the Agreed Form or the confidential information disclosed comprises only information set out in an announcement in the Agreed Form;

(b)	with the written approval of the other parties, which in the case of any announcement shall not be unreasonably withheld or delayed;

(c)	to the extent required by law, rules of any relevant stock exchange, any court of competent jurisdiction or any competent Government Authority, but if a person is so required to make any announcement or to disclose any confidential information, the relevant party shall promptly notify the other parties, where practicable and lawful to do so, before the announcement is made or disclosure occurs (as the case may be) and shall co-operate with the other parties regarding the timing and content of such announcement or disclosure (as the case may be) or any action which the other parties may reasonably elect to take to challenge the validity of such requirement, provided in any case that the Purchaser shall not be required to notify any other party (or cooperate with any of them) in case any disclosure is required to be made by the Purchaser pursuant to any request by the relevant securities regulators, any rules of NASDAQ or under any applicable law.

14.4	Nothing in clause 14.1 prevents any confidential information being disclosed to the extent:

(a)	required to enable any person to enforce its rights under any Transaction Document or for the purpose of any judicial proceedings;

(b)	that the information is disclosed on a strictly confidential basis by a person to its professional advisers, auditors or bankers;

(c)	that the information is disclosed by the Seller on a strictly confidential and need to know basis to another member of the Seller's Group or by the Purchaser on a strictly confidential and need to know basis to another member of the Purchaser's Group; or

(d)	that the information is in or comes into the public domain other than as a result of any breach of this agreement.

15.	Notices

15.1	Any notice or other communication to be given under this agreement must be in writing and must be delivered by (i) in the case of a claim, an internationally recognised "overnight" courier service (such as FedEx, DHL or UPS) allowing to track a package sent for delivery though its package tracking system (provided that a copy of any claim shall also be sent by email); or (ii) in all other cases, either such courier service or by email to the party to whom it is to be given at its address or email address as follows:

(a)	to the Seller at:

[*****];

(b)	to the Purchaser at:

[*****]

or at any such other address of which the relevant party shall have given notice for this purpose to the other parties under this clause.

15.2	Any notice or other communication shall be deemed to have been given when delivery or the recipient's refusal to accept delivery is recorded in the courier service's package tracking system if sent by courier or at the time the email message is sent if sent by email, provided no automatically generated error message is generated by the recipient email server. Any notice delivered outside the normal working hours at the recipient's address shall be deemed delivered at the start of the working hours on the next Business Day.

15.3	In proving the giving of a notice or other communication, it shall be sufficient to prove that delivery was made.

15.4	This clause shall not apply in relation to the service of any claim form, notice, order, judgment or other document relating to or in connection with any proceedings, suit or action arising out of or in connection with this agreement.

16.	Further Assurances

16.1	On or after Completion the Seller shall, at its own cost and expense, execute and do (or procure to be executed and done by any other necessary person) all such deeds, documents, acts and things as the Purchaser may from time to time reasonably require in order to vest any of the Sale Shares in the Purchaser or as otherwise may be necessary to give full effect to this agreement.

16.2	In relation to each Group Company, the Seller shall use its reasonable endeavours to procure the convening of all meetings, the giving of all waivers and consents and the passing of all resolutions as are necessary under statute, its constitutional documents or any agreement or obligation affecting it to give effect to this agreement.

16.3	For so long after Completion as the Seller or any nominee of it remains the registered holder of any Sale Share, it shall hold (or direct the relevant nominee to hold) that Sale Share and any distributions, property and rights deriving from it in trust for the Purchaser and shall deal with that Sale Share and any distributions, property and rights deriving from it as the Purchaser directs; in particular, the Seller shall exercise all voting rights as the Purchaser directs or shall on demand execute an instrument of proxy or other document which enables the Purchaser or its representative to attend and vote at any meeting of a Group Company concerned.

16.4	As soon as practicable after Completion, the secretary of the Company shall (and each party shall use its reasonable endeavours to procure that the secretary of the Company shall) make all the necessary filings to the Registrar of Companies and Official Receiver of Cyprus to update public records in connection with the acquisition of the Sale Shares by the Purchaser.

[*****] Confidential information redacted

17.	Assignments

17.1	The Purchaser may assign the benefit of this agreement to any other member of the Purchaser's Group for the time being and if it does so:

(a)	the assignee may enforce the obligations on the part of the Seller under this agreement (including the Warranties) as if it had been named in this agreement as the Purchaser;

(b)	the assignment shall not in any way operate so as to increase the liability of the Purchaser or the Seller under this agreement; and

(c)	if the assignee ceases to be a member of the Purchaser's Group for the time being, the Purchaser shall procure that the benefit of this agreement is re-assigned to the Purchaser or assigned to another member of the Purchaser's Group for the time being.

17.2	Except as permitted by this clause, none of the rights or obligations under this agreement may be assigned or transferred without the prior written consent of all the parties.

18.	Payments

18.1	Unless otherwise expressly stated (or as otherwise agreed in the case of a given payment), each payment to be made under this agreement shall be made in USD by transfer of the relevant amount into the relevant account on the date (and, if applicable, at or before the time) the payment is due for value on that date and in immediately available funds. The relevant account for a given payment is:

(a)	if that payment is to the Seller, the following account of the Seller:

[*****]

or such other account as the Seller shall, not less than five (5) Business Days before the date that payment is due, have specified by giving notice to the relevant payer for the purpose of that payment; and

(b)	if that payment is to the Purchaser, the following account of the Purchaser:

[*****]

or such other account as the Purchaser shall, not less than five (5) Business Days before the date that payment is due, have specified by giving notice to the relevant payer for the purpose of that payment.

18.2	If a party defaults in making any payment when due of any sum payable under this agreement, it shall pay interest on that sum from (and including) the date on which payment is due until (but excluding) the date of actual payment (after as well as before judgment) at an annual rate of [*****] basis points above the FedRate, which interest shall accrue from day to day and be compounded monthly.

18.3	If the Seller is required by applicable law to make a deduction or withholding in respect of any sum payable under this agreement, the Seller shall, at the same time as the sum which is the subject of the deduction or withholding is payable, make a payment to the Purchaser or other Indemnified Person (as applicable) of such additional amount as shall be required to ensure that the net amount received by the Purchaser or the other relevant Indemnified Person will equal the full amount which would have been received by it had no such deduction or withholding been required to be made.

18.4	If the Purchaser is required by applicable law to make a deduction or withholding in respect of any part of the consideration payable for the Sale Shares under this agreement, it shall be entitled to do so and shall not be under an obligation to make an additional payment to ensure that the Seller receives the same amount it would have received had no such deduction or withholding been required to be made.

[*****] Confidential information redacted

18.5	Without prejudice to any other rights or remedies available to it, the Purchaser may deduct from any amount payable by it under this agreement (including from any amount of consideration payable for the Sale Shares under this agreement) any sum due to it under this agreement (including under clauses 7 or 8, or by reason of any of the Warranties being untrue, inaccurate or misleading, or in respect of any breach of any of the obligations or undertakings on the part of the Seller).

19.	General

19.1	Each of the obligations, Warranties and undertakings set out in this agreement (excluding any obligation which is fully performed at Completion) shall continue in force after Completion and shall not be affected by the waiver of any Condition or any notice given by the Purchaser in respect of any Condition.

19.2	Time is not of the essence in relation to any obligation under this agreement unless time is expressly stated to be of the essence in relation to that obligation.

19.3	Except as otherwise expressly provided in this agreement each party shall pay the costs and expenses incurred by it in connection with the entering into and completion of this agreement.

19.4	This agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement, and any party (including any duly authorised representative of a party) may enter into this agreement by executing a counterpart. Facsimile signatures and signatures delivered in .pdf or other electronic format shall be valid and binding to the same extent as original signatures.

19.5	The rights of each party under this agreement:

(a)	may be exercised as often as necessary;

(b)	except as otherwise expressly provided in this agreement, are cumulative and not exclusive of rights and remedies provided by law; and

(c)	may be waived only in writing and specifically.

Delay in exercising or non-exercise of any such right is not a waiver of that right nor shall it prevent or restrict the further exercise of that or any other right or remedy.

19.6	Except as otherwise expressly stated in this agreement, a person who is not a party to this agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999.

19.7	Unless otherwise expressly stated in this agreement, any variation of this agreement shall not be binding on the parties unless set out in writing, expressed to vary this agreement, and signed by authorised representatives of each of the parties.

20.	Entire Agreement

20.1	This agreement and the other Transaction Documents contain the entire agreement between the parties relating to the transactions contemplated by the Transaction Documents and supersede all previous agreements, whether oral or in writing, between the parties relating to these transactions. Except as required by statute, no terms shall be implied (whether by custom, usage or otherwise) into this agreement.

20.2	Each party:

(a)	acknowledges that in agreeing to enter into this agreement and the other Transaction Documents it has not relied on any express or implied representation, warranty, collateral contract or other assurance (except those set out in the Transaction Documents) made by or on behalf of any other party before the entering into of this agreement; and

(b)	waives all rights and remedies which, but for this clause 20.2, might otherwise be available to it in respect of any such express or implied representation, warranty, collateral contract or other assurance.

20.3	Nothing in this clause limits or excludes any liability for fraud.

21.	Governing Law

This agreement and any non-contractual obligations arising out of or in connection with it shall be governed by English law.

22.	Dispute Resolution

22.1	Any claim, dispute, difference or controversy of whatever nature arising under, out of, relating to or in connection with this agreement (including a claim, dispute, difference or controversy regarding its existence, termination, validity, interpretation, performance, breach, the consequences of its nullity or any non-contractual obligations arising out of or in connection with this agreement) (a Dispute) shall be referred to and finally settled by arbitration in accordance with the LCIA Arbitration Rules (the Rules) as at present in force and as modified by this clause 22. The Rules shall be deemed incorporated into this clause 22 by reference. Any capitalised terms used in this clause 22 which are not otherwise defined in this agreement have the meaning given to them in the Rules.

22.2	The number of arbitrators shall be three (3), one of whom shall be nominated by the Claimant(s), one by the Respondent(s) and the third of whom, who shall act as presiding arbitrator, shall be nominated by the two party-nominated arbitrators, provided that if the third arbitrator has not been nominated within thirty (30) days of the nomination of the second party-nominated arbitrator such third arbitrator shall be appointed by the LCIA Court.

22.3	Notwithstanding any provision to the contrary in the Rules, the parties may nominate and the LCIA Court may appoint arbitrators (including the presiding arbitrator) from among the nationals of any country, whether or not a party is a national of that country.

22.4	The seat or legal place of arbitration shall be London, England, and the language used in the arbitral proceedings shall be English. All documents submitted in connection with the arbitral proceedings shall be in the English language or, if in another language, accompanied by an English translation.

22.5	An Arbitral Tribunal appointed under this agreement shall have the power to grant any interim measures in accordance with Article 25 of the Rules, and any provisional measures ordered by the Arbitral Tribunal may be specifically enforced by any court of competent jurisdiction. Any court of competent jurisdiction may also grant any other interim measures in support of an arbitration commenced under this agreement.

22.6	Each party agrees that any arbitration under this clause 22 shall be confidential to the parties and the arbitrators and that each party shall therefore keep confidential, without limitation, the fact that the arbitration has taken place or is taking place, all non-public documents produced by any other party for the purposes of the arbitration, all awards in the arbitration and all other non-public information provided to it in relation to the arbitral proceedings, including hearings, save to the extent that disclosure may be requested by a Government Authority, or required of it by legal duty, to protect or pursue a legal right or to enforce or challenge an award in bona fide legal proceedings before a state court or other judicial authority.

22.7	The arbitration agreement contained in this clause 22 shall be binding upon the parties, their successors and permitted assigns.

22.8	The arbitration agreement contained in this clause 22 and any non-contractual provisions arising out of or in connection with it are governed by English law.

23.	Language

The language of this agreement and the transactions envisaged by it is English and all notices to be given in connection with this agreement must be in English. All demands, requests, statements, certificates or other documents or communications to be provided in connection with this agreement and the transactions envisaged by it must be in English or accompanied by a certified English translation; in this case the English translation prevails unless the document or communication is a statutory or other official document or communication.

THIS AGREEMENT has been signed by the parties (or their duly authorised representatives) on the date stated at the beginning of this agreement.

Schedule 1

The Company

Company name:	MX Capital Limited
Registered number:	HE 400902
Registered office:	3 Agiou Neofytou 3036, Limassol, Cyprus
Date and place of incorporation:	7 August 2019 in the Republic of Cyprus
Sole director:	Stanislav Rodnyanskiy
Secretary:	Maria Mavridi
Issued capital:	USD 11,000 divided into 11,000 ordinary shares of USD 1 each
Shareholders:	Everix Investments Limited – 48.8% shares MSRJ LTD – 51.2% shares

Schedule 2

The Subsidiaries

Company name:	RJ Games Ltd
Registered number:	HE 355950
Registered office:	3 Agiou Neofytou, 3036, Limassol, Cyprus
Date of incorporation:	24 May 2016
Directors:	Irini Tsiarta
Secretary:	Maria Mavride
Issued capital:	EUR 1,000 divided into 1,000 ordinary shares of EUR 1 each
Shareholders:	Company – 1,000 ordinary shares of EUR 1 each

* * * * *

Company name:	RJ Development Ltd
Registered number:	HE 355945
Registered office:	25 Saripolou, 3036, Limassol, Cyprus
Date of incorporation:	24 May 2016
Directors:	Irini Tsiarta
Secretary:	Maria Mavride
Issued capital:	EUR 1,000 divided into 1,000 ordinary shares of EUR 1 each
Shareholders:	Company – 1,000 ordinary shares of EUR 1 each

* * * * *

Company name:	Rocket Jump LLC (ООО "Рокет Джамп")
Main state registration number (OGRN):	1137746221502
Registered office:	Bolshaya Tatarskaya Ulitsa, 35, bld. 7-9, Moscow, 115184, Russian Federation
Date of incorporation:	15 March 2013
General director:	Inna Andreevna Andreeva
Taxpayer identification number (INN):	7705535424
Charter capital:	RUB 10,000
Shareholders:	The Company owns a 100% participation interest

Schedule 3

IP Assets

Part 1

Key Mobile Games

[*****]

Part 2

Other IP Assets

TRADEMARKS

[*****]

TRADEMARK APPLICATIONS

[*****]

[*****] Confidential information redacted

Schedule 4

Warranties

1.	Fundamental Warranties

1.1	Capacity and consequences of sale

The Seller has the requisite capacity, power and authority to enter into and to perform this agreement and each of the other Transaction Documents.

1.2	Valid obligations

This agreement and each of the other Transaction Documents to be entered into by the Seller in connection with this agreement will, when executed, constitute legal, valid and binding obligations on the Seller in accordance with its terms.

1.3	No default

The execution of and the compliance with the terms of this agreement and each of the other Transaction Documents does not and will not conflict with or constitute a default under any provision of:

(a)	any agreement or instrument to which the Seller is a party;

(b)	the constitutional and corporate documents of the Seller; or

(c)	any order, judgment, decree or regulation or any other restriction of any kind by which the Seller is bound.

1.4	Ownership of the Shares

(a)	The Sale Shares constitute 48.8% of the issued share capital of the Company on a fully diluted basis.

(b)	Upon Completion, the Purchaser and the Founder will in the aggregate own 100% of the issued share capital of the Company on a fully diluted basis.

(c)	The Sale Shares have been validly issued and are fully paid up, free of further capital contribution obligations. The paid up capital of the Company has not been repaid.

(d)	The Seller is the sole legal and beneficial owner of the Sale Shares.

(e)	There is no Encumbrance, and no commitment to give or create any Encumbrance, on, over or affecting the Sale Shares, and no person has claimed to be entitled to any such Encumbrance.

(f)	There has been no transaction pursuant to or as a result of which any of the Sale Shares is liable to be transferred or retransferred to another person or which gives or may give rise to a right of compensation or payment in favour of another person under the law of any relevant jurisdiction or country.

1.5	Filings and consents

No announcements, consultations, notices, reports or filings are required to be made in connection with the transactions contemplated by this agreement and no consents, approvals, registrations, authorisations or permits are required to be obtained by the Seller in connection with the execution and performance of this agreement and each of the other Transaction Documents.

1.6	Group Companies

(a)	The Group Companies have been duly incorporated and properly formed.

(b)	The Company legally and beneficially owns all the issued share capital of each Subsidiary on a fully diluted basis.

1.7	Anti-bribery, anti-corruption and sanctions

(a)	No member of the Seller' Group is a politically exposed person, as defined in the International Standards on Combating Money Laundering and the Financing of Terrorism & Proliferation issued by Financial Action Task Force on Money Laundering (FATF).

(a)	No member of the Seller' Group, nor, so far as the Seller is aware, any director, officer or employee of any member of the Seller' Group has (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 or the Bribery Act 2010, (ii) violated or is in violation of any applicable law concerning anti-bribery or anti-corruption in any jurisdiction, whether in connection with or arising from the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions or otherwise, or (iii) made, offered to make, promised to make or authorised the payment or giving of, or requested, agreed to receive or accepted, directly or indirectly, any bribe, rebate, payoff, influence payment, facilitation payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable law (any such payment, a Prohibited Payment).

(b)	No member of the Seller' Group, nor, so far as the Seller is aware, any director, officer or employee of any member of the Seller' Group is engaged or engages in any activity, practice or conduct (or failure to act), which would constitute an offence under the Bribery Act 2010 if such activity, practice or conduct (or failure to act) were carried out in the United Kingdom.

(c)	No member of the Seller' Group, nor, so far as the Seller is aware, any director, officer or employee of any member of the Seller' Group has been subject to any investigation by any Government Authority with regard to any Prohibited Payment.

(d)	No member of the Seller' Group, nor, so far as the Seller is aware, any director, officer or employee of any member of the Seller' Group:

(i)	is in violation of, or has violated, any applicable Sanctions;

(ii)	is, or has been, a Restricted Person;

(iii)	is, or has been, owned (in whole or in part) or controlled (directly or indirectly) by, a Restricted Person;

(iv)	has engaged in any transaction or conduct that is likely to result in it becoming a Restricted Person;

(v)	has conducted or is conducting any business dealings or activities with or for the benefit of, or is otherwise involved in any business with, any Restricted Person;

(vi)	has engaged, or is engaging, in any transaction or behaviour which may give rise to a liability under or in connection with applicable Sanctions; and/or

(vii)	is causing, or has caused, any other person to be in violation of any Sanctions.

(e)	No member of the Seller' Group, nor, so far as the Seller is aware, any director, officer or employee of any member of the Seller' Group is or has been, in the period of six years prior to the date of this agreement, engaged in or been subject to any litigation, arbitration, settlement, alternative dispute resolution proceedings or process, proceedings (including criminal and/or administrative proceedings), enquiry or investigation (including with or by any Government Authority) concerning or relating to any Sanctions and/or Restricted Persons nor are there any circumstances which are likely to give rise to any of the foregoing.

(f)	None of the assets and/or financial or commercial interests of any member of the Seller's Group are, or have been, subject to any freeze, prohibition, restriction or block under or pursuant to any Sanctions.

(g)	In this paragraph:

(i)	Restricted Person means a person or entity that is (i) listed or referred to on, or owned or controlled by a person or entity listed or referred to on, or acting on behalf of a person or entity listed or referred to on, any Sanctions List; (ii) located in, incorporated under the laws of, or acting on behalf of a person or entity located in or organized under the laws of, any country or territory that is or has been the target of and/or subject to any comprehensive country- or territory-wide Sanctions (being, as at the date of this agreement, Crimea, Cuba, Iran, North Korea and Syria); or (iii) otherwise a target of Sanctions;

(ii)	Sanctions means the economic, financial and trade embargoes and sanctions laws, regulations, rules and/or restrictive measures administered, enacted or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the United States Department of State, any other U.S. government entity, the United Nations Security Council, any United Nations Security Council Sanctions Committee, the European Union, any Member State of the European Union, the United Kingdom and/or any other Government Authority (including HM Treasury); and

(iii)	Sanctions List means the "Specially Designated Nationals and Blocked Persons" list maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the Consolidated List of Persons and Entities subject to Financial Sanctions maintained by the European Commission or any similar list maintained by, or public announcement of Sanctions designation made by, the United States Department of State or any other U.S. government entity, the United Nations Security Council, any United Nations Security Council Sanctions Committee, the European Union, any Member State of the European Union, the United Kingdom and/or any other Government Authority (including HM Treasury).

1.8	Insolvency

(a)	No member of the Seller' Group nor any part of its assets or undertaking is involved in or subject to any Insolvency Proceedings.

(b)	No member of the Seller' Group has stopped or suspended payment of its debts, become unable to pay its debts or otherwise become insolvent in any relevant jurisdiction.

(c)	There are no circumstances which require or would enable any Insolvency Proceedings to be commenced in respect of any member of the Seller' Group or any part of its assets or undertaking.

1.9	Shareholders' interests

No member of the Seller's Group is a party to any outstanding agreement or arrangement (excluding, for the avoidance of doubt, any agreements that have expired or have been fully performed by the parties thereto) for the provision of finance, goods, services or other facilities to or by any Group Company or in any way relating to any Group Company or any of their activities, other than: [*****].

2.	gENERAL

2.1	No default

The execution of and the compliance with the terms of this agreement and each of the other Transaction Documents does not and will not:

(a)	conflict with or constitute a default under any provision of:

(i)	any agreement or instrument to which any Group Company is a party;

(ii)	the constitutional and corporate documents of any Group Company; or

(iii)	any order, judgment, decree or regulation or any other restriction of any kind by which any Group Company is bound; or

(b)	relieve any other party to a contract with any Group Company of its obligations or enable that party to vary or terminate its rights or obligations under that contract; or

(c)	result in the creation or imposition of any Encumbrance on any of the property or assets of any Group Company or result in a requirement to repay any indebtedness of any Group Company.

2.2	Filings and consents

No announcements, consultations, notices, reports or filings are required to be made in connection with the transactions contemplated by this agreement and no consents, approvals, registrations, authorisations or permits are required to be obtained by any Group Company in connection with the execution and performance of this agreement and each of the other Transaction Documents.

2.3	Accuracy of information

(a)	So far as the Seller is aware, all information with respect to the Group Companies and their assets, businesses, contracts, liabilities and affairs supplied by or on behalf any Group Company to the Purchaser or the Purchaser's Advisers is true, accurate, complete and not misleading.

[*****] Confidential information redacted

(b)	The particulars relating to each Group Company and information on its respective assets, businesses, contracts, liabilities and affairs contained in this agreement (including the information set out in Schedule 3 and Schedule 5) is true, accurate and not misleading.

2.4	Constitutional and corporate documents

(a)	The constitutional documents of the Group Companies are in accordance with applicable law.

(b)	All legally required books and registers (including the shareholder register or similar register) of the Group Companies have been properly kept and no notice or allegation that any of them is incorrect or should be rectified has been received.

(c)	All returns, particulars, resolutions and other documents which any Group Company is required by law to file with or deliver to any Government Authority have been correctly made up and duly filed or delivered.

(d)	No Group Company is an officer of any company other than another Group Company.

2.5	Share capital

(b)	No person is entitled or has claimed to be entitled to require the Company to issue any share or loan capital either now or at any future date whether contingently or not.

(c)	There is no Encumbrance, and no commitment to give or create any Encumbrance, on, over or affecting any shares in the capital of the Company (other than the Sale Shares), and no person has claimed to be entitled to any such Encumbrance.

2.6	Group Companies

(a)	No Group Company:

(i)	holds or owns, or has agreed to acquire, any securities of any company other than the Subsidiaries;

(ii)	is, nor has agreed to become, a member of any grouping, partnership (whether incorporated or unincorporated) or other unincorporated association, joint venture or consortium (other than recognised trade associations); or

(iii)	has any branch, representative office or any established place of business outside its country of incorporation; or

(iv)	has issued any profit sharing bonds or otherwise attributed rights to third parties to share in past, present or future income or profits, reserves or liquidation surpluses.

(b)	The shares in each Subsidiary have been validly issued and are fully paid up, free of further capital contribution obligations. The paid up capital has not been repaid.

(c)	No person is entitled or has claimed to be entitled to require any Subsidiary to issue any share or loan capital either now or at any future date whether contingently or not.

(d)	There is no Encumbrance, and no commitment to give or create any Encumbrance, on, over or affecting any of the shares of any Subsidiary, and no person has claimed to be entitled to any such Encumbrance.

(e)	There has been no transaction pursuant to or as a result of which any of the shares in the Subsidiaries is liable to be transferred or retransferred to another person or which gives or may give rise to a right of compensation or payment in favour of another person under the law of any relevant jurisdiction or country.

(f)	The Company does not owe any amount to any previous owner of any shares of any Subsidiary.

2.7	Ownership of assets

(a)	The Group Companies owned at the Accounts Date all the assets included in the Accounts.

(b)	No Group Company holds assets under any agreement for lease, hire, hire purchase, retention of title or sale on conditional or deferred terms.

(c)	None of the real estate, assets, undertaking, goodwill or uncalled capital of a Group Company is subject to any Encumbrance or any agreement or commitment to give or create any Encumbrance, and no person has claimed to be entitled to any Encumbrance.

(d)	No Group Company has been a party to a transaction pursuant to or as a result of which an asset owned, purportedly owned or otherwise held by a Group Company as at the Accounts Date has been or is liable to be transferred or retransferred to another person or which gives or may give rise to a right of compensation or payment in favour of another person under the law of any relevant jurisdiction or country.

(e)	The assets owned by each Group Company comprise all the assets necessary for the continuation of its business as carried on at the date of this agreement.

2.8	Compliance with laws

(h)	No Group Company, nor any of its directors, managers, officers, agents or employees (during the course of their duties), has done or omitted to do anything which is a contravention of any applicable law, or the requirements of any Government Authority, which has resulted or may result in any fine, penalty or other liability or sanction on the part of, or losses to, a Group Company in excess of EUR 20,000, and no complaints have been received in respect of such matters.

(i)	The operations of each Group Company are, and have at all times been, conducted in compliance with all applicable laws concerning anti-money laundering, countering terrorist financing and related financial record keeping requirements (collectively, the AML Laws) and no investigation, action, suit or proceeding by or before any court or Government Authority or any arbitrator involving any Group Company with respect to AML Laws is pending and, so far as the Seller is aware, no such actions, suits or proceedings are threatened or contemplated.

(j)	No Group Company nor, so far as the Seller is aware, any director, manager, officer, employee, agent or distributor of a Group Company, nor, so far as the Seller is aware, any other person associated with or acting on behalf of a Group Company has (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 or the Bribery Act 2010, (ii) violated or is in violation of any applicable law concerning anti-bribery or anti-corruption in any jurisdiction, whether in connection with or arising from the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions or otherwise, or (iii) made, offered to make, promised to make or authorised the payment or giving of, or requested, agreed to receive or accepted, directly or indirectly, any bribe, rebate, payoff, influence payment, facilitation payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable law (any such payment, a Prohibited Payment).

(k)	No Group Company nor, so far as the Seller is aware, any director, officer or employee of a Group Company has engaged or engages in any activity, practice or conduct (or failure to act), which would constitute an offence under the Bribery Act 2010 if such activity, practice or conduct (or failure to act) were carried out in the United Kingdom.

(l)	So far as the Seller is aware, no person who performs services for or on behalf of a Group Company has engaged or engages, in connection with the performance of those services, in any activity, practice or conduct (or failure to act) which would constitute an offence under the Bribery Act 2010 if such activity, practice or conduct (or failure to act) were carried out in the United Kingdom.

(m)	Neither any Group Company nor, so far as the Seller is aware, any of their respective directors, managers, officers or employees has been subject to any investigation by any Government Authority with regard to any Prohibited Payment.

(n)	So far as the Seller is aware, no person who provides services for or on behalf of any Group Company has been subject to any investigation by any Government Authority with regard to any Prohibited Payment.

(o)	No Group Company nor, so far as the Seller is aware, any of their respective directors, managers, officers, employees or agents:

(i)	is in violation of, or has violated, any applicable Sanctions;

(ii)	is, or has been, a Restricted Person;

(iii)	is, or has been, owned (in whole or in part) or controlled (directly or indirectly) by, a Restricted Person;

(iv)	has engaged in any transaction or conduct that is likely to result in it becoming a Restricted Person;

(v)	has conducted or is conducting any business dealings or activities with or for the benefit of, or is otherwise involved in any business with, any Restricted Person;

(vi)	has engaged, or is engaging, in any transaction or behaviour which may give rise to a liability under or in connection with applicable Sanctions; and/or

(vii)	is causing, or has caused, any other person to be in violation of any Sanctions.

(p)	No Group Company nor, so far as the Seller is aware, any of their respective directors, managers, officers, employees or agents is, or has been prior to the date of this agreement, engaged in or been subject to any litigation, arbitration, settlement, alternative dispute resolution proceedings or process, proceedings (including criminal and/or administrative proceedings), enquiry or investigation (including with or by any Government Authority) concerning or relating to any Sanctions and/or Restricted Persons nor are there any circumstances which are likely to give rise to any of the foregoing.

(q)	None of the assets and/or financial or commercial interests of any Group Company or, so far as the Seller is aware, any of their respective directors, managers, officers, employees are, or have been, subject to any freeze, prohibition, restriction or block under or pursuant to any Sanctions.

(r)	In this paragraph:

(i)	Restricted Person means a person or entity that is (i) listed or referred to on, or owned or controlled by a person or entity listed or referred to on, or acting on behalf of a person or entity listed or referred to on, any Sanctions List; (ii) located in, incorporated under the laws of, or acting on behalf of a person or entity located in or organized under the laws of, any country or territory that is or has been the target of and/or subject to any comprehensive country- or territory-wide Sanctions (being, as at the date of this agreement, Crimea, Cuba, Iran, North Korea and Syria); or (iii) otherwise a target of Sanctions;

(ii)	Sanctions means the economic, financial and trade embargoes and sanctions laws, regulations, rules and/or restrictive measures administered, enacted or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the United States Department of State, any other U.S. government entity, the United Nations Security Council, any United Nations Security Council Sanctions Committee, the European Union, any Member State of the European Union, the United Kingdom and/or any other Government Authority (including HM Treasury); and

(iii)	Sanctions List means the "Specially Designated Nationals and Blocked Persons" list maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the Consolidated List of Persons and Entities subject to Financial Sanctions maintained by the European Commission or any similar list maintained by, or public announcement of Sanctions designation made by, the United States Department of State or any other U.S. government entity, the United Nations Security Council, any United Nations Security Council Sanctions Committee, the European Union, any Member State of the European Union, the United Kingdom and/or any other Government Authority (including HM Treasury).

2.9	Licences

Each Group Company has all licences, authorisations and consents necessary to own and operate its assets and to carry on its business as it does at present and has complied with all terms and conditions of those licences, authorisations and consents and nothing has been, or is agreed by this agreement or any other Transaction Document to be, done or omitted to be done which might prejudice the continuation or renewal of any of those licences, authorisations or consents or result in any of them being modified.

2.10	Litigation

(a)	No Group Company is engaged in any litigation, arbitration or alternative dispute resolution proceedings and there are no such proceedings pending or threatened by or against any Group Company.

(b)	The Seller is not aware of anything which is likely to give rise to any litigation, arbitration or alternative dispute resolution proceedings by or against any Group Company.

(c)	No Group Company is the subject of any investigation, inquiry or enforcement proceedings or process by any Government Authority, nor is the Seller aware of anything which is likely to give rise to any such investigation, inquiry, proceedings or process.

(d)	There are no existing or pending judgments affecting any Group Company.

(e)	There are no past or current, threatened or pending, criminal actions, proceedings or investigations concerning directors, managers or employees of any Group Company which relate to the business of any Group Company.

2.11	Insolvency

(a)	No Group Company or any part of its assets or undertaking is involved in or subject to any Insolvency Proceedings.

(b)	No Group Company has stopped or suspended payment of its debts, become unable to pay its debts or otherwise become insolvent in any relevant jurisdiction.

(c)	There are no circumstances which require or would enable any Insolvency Proceedings to be commenced in respect of any Group Company or any part of its assets or undertaking.

(d)	There are no transactions capable of being set aside, stayed, reversed, avoided or affected in whole or in part by any Insolvency Proceedings in relation to any Group Company or any part of its assets or undertaking (whether or not such proceedings have commenced) whether as transactions at an undervalue, transactions in fraud of or against the interests of creditors, preferences or paulian actions or similar concepts or legal principles.

2.12	Shareholders' interests

So far as the Seller is aware, neither any Beneficiary nor the Founder or any Affiliate of any Beneficiary or the Founder is a party to any outstanding agreement or arrangement (excluding, for the avoidance of doubt, any agreements that have expired or have been fully performed by the parties thereto) for the provision of finance, goods, services or other facilities to or by any Group Company or in any way relating to any Group Company or any of their activities, other than EUR [*****].

3.	aCCOUNTS AND FINancial

3.1	Accounts

(a)	The Accounts:

(i)	have been prepared in accordance with IFRS (as far as non-Russian Group Companies are concerned) and RAS (as far as the Russian Subsidiary is concerned) and other applicable law;

(ii)	have been audited by an auditor who has given an auditor's certificate without qualification (other than the Accounts of the Russian Subsidiary that are unaudited);

(iii)	correctly state the assets and liabilities of each of the Group Companies and give a true and fair view of the state of affairs of each of the Group Companies as at the Accounts Date and of the profit or loss of each of the Group Companies for the period ended on the Accounts Date or (as the case may be) as at the dates or in respect of the periods for which they were prepared;

(iv)	contain either provisions adequate to cover, or full particulars in notes of, all Taxation (including deferred taxation) and other liabilities (whether quantified, contingent or otherwise) of each of the Group Companies as at the Accounts Date or (as the case may be) as at the dates for which they were prepared;

(v)	are not affected by any unusual or non-recurring items; and

(vi)	have been duly filed in accordance with applicable law.

[*****] Confidential information redacted

(b)	The Accounts have been prepared on a basis consistent with the basis employed in the relevant Group Company's accounts for each of the three preceding financial periods without any change in the accounting policies used.

(c)	All financial records of the Group Companies have been properly maintained and constitute an accurate record of all matters which ought to appear in them and, where required by applicable law, have been duly filed. The Group Companies have complied with applicable statutory accounting requirements.

3.2	Off-balance sheet liabilities

No Group Company is or has been party to any transaction or arrangement the main purpose of which was the removal or exclusion of an asset or liability (including a contingent liability) from its accounts or financial statements.

3.3	Position since Accounts Date

Since the Accounts Date:

(a)	each Group Company has conducted its business in a normal and proper manner and in the ordinary course;

(b)	no Group Company has entered into any unusual contract or commitment or otherwise departed from its ordinary course of business;

(c)	each Group Company has paid its creditors within the times agreed with them and in particular, without limiting the foregoing, no debt owed by any Group Company has been outstanding for more than 30 days;

(d)	no asset of a value or price in excess of USD [*****] has been acquired or disposed of or agreed to be acquired or disposed of by any Group Company on capital account, and no contract involving capital expenditure in excess of USD [*****] in total has been entered into by any Group Company (other than with another Group Company);

(e)	no dividend or other distribution of profits or assets has been or agreed to be declared, made or paid by any Group Company;

(f)	no resolution, whether in a shareholder meeting or otherwise, has been passed by any Group Company, other than in the ordinary course of business or as has been disclosed to the Purchaser or Purchaser's Advisors before the date of this agreement;

(g)	no event has occurred which would entitle any third party (with or without the giving of notice) to call for the repayment of indebtedness of any Group Company prior to the normal maturity date; and

(h)	no Group Company has settled any litigation.

[*****] Confidential information redacted

3.4	Indebtedness, loans and bank accounts

(a)	No Group Company has outstanding any indebtedness or any money raised including money raised by promissory note or debt factoring or any liability (whether present or future) in respect of any guarantee or indemnity, other than as fully and fairly disclosed in the Accounts.

(b)	No Group Company has lent any money which has not been repaid to it nor does it own the benefit of any debt (whether present or future) other than: (i) debts accrued to it in the ordinary course of business, (ii) debts owed to it from its employees under the employee loans in the aggregate amount not exceeding EUR[*****] for all Group Companies, and (iii) debts from [*****].

(c)	No Group Company is subject to any arrangement for receipt or repayment of any grant, subsidy or financial assistance from any Government Authority, other than [*****]. The execution and compliance with the terms of this agreement and the other Transaction Documents does not and will not result in any grant, subsidy or financial assistance from any government department or other similar entity becoming repayable.

3.5	Derivative transactions

No Group Company has outstanding any obligations in respect of a derivative transaction including any foreign exchange transaction.

4.	Commercial

4.1	Suppliers and customers

So far as the Seller is aware:

(i)	no supplier or service provider of any Group Company has ceased or will cease supplying it or has reduced or will reduce its supplies to it (other than [*****]); and

(ii)	no customer or client of any Group Company has terminated or will terminate any contract with it or withdraw or reduce its custom or services with it,

after Completion or as a result of the proposed acquisition of the Sale Shares by the Purchaser.

4.2	Contracts and commitments

(a)	No Group Company is a party to a contract, arrangement and obligation (other than any contracts solely between the Group Companies and [*****]) which:

(i)	is not in the ordinary course of its business;

(ii)	is expected to result in a loss to that Group Company on completion of performance;

(iii)	is of an onerous nature or cannot be fulfilled or performed by that Group Company on time and without undue or unusual expenditure of money or effort; or

(iv)	requires an aggregate consideration payable by that Group Company in excess of USD [*****].

[*****] Confidential information redacted

(b)	Each Group Company has in all material respects complied with all its obligations under each Material Contract to which it is or has been a party. So far as the Seller is aware, each other party to such Material Contract has in all material respects complied with its obligations under such Material Contract. Each Material Contract is in full force and effect and binding on its parties in accordance with its terms. No Group Company has given or received any notice related to termination of any Material Contract.

(c)	No Group Company has any obligation or liability (actual or contingent):

(i)	under any guarantee, indemnity, letter of credit or comfort letter (whether or not reflected in the Accounts);

(ii)	under any leasing (other than in relation to real estate), hiring, hire purchase, credit sale or conditional sale agreement;

(iii)	(other than any obligation of a type and to an extent regularly incurred by it in the ordinary course of business) which cannot readily be fulfilled or performed by it on time and without undue or unusual expenditure of money or effort; or

(iv)	under any sale and purchase agreement in respect of a former part of its business, including representations, warranties or indemnities given by any Group Company.

(d)	No offer, tender or other invitation to enter into an agreement with a Group Company which is capable of being converted into an obligation of any Group Company by an acceptance or other act of some other person is outstanding, except in the ordinary course of its business.

(s)	No Group Company is a party to any agreement which:

(i)	contains any non-compete, non-solicitation or exclusivity undertaking (other than: [*****]); or

(ii)	restricts its freedom to carry on its business in any part of the world in such manner as it thinks fit or to engage in any line of business (other than [*****]).

(t)	No Group Company has received notice of termination, rescission, invalidation or claim pursuant to any actual or alleged breach or default of any agreement to which a Group Company is a party.

(u)	No Group Company has given any guarantee or warranty, or made any representations in respect of a sale of shares or an undertaking or part of an undertaking.

4.3	Anti-competitive arrangements

(a)	No Group Company is now, or has previously been, a party to any agreement, arrangement, concerted practice or involved in any business conduct which infringes any applicable law concerning antitrust matters or protection of competition or any similar legislation in any jurisdiction in which it carries on business or has assets or sales.

(b)	In relation to each Group Company the Purchaser was provided with full and accurate information (for each relevant jurisdiction) requested by the Purchaser for analysis of in which jurisdictions the parties (or any of them) will need to receive antitrust clearance for execution and performance of this agreement.

[*****] Confidential information redacted

4.4	No powers of attorney

No Group Company has granted any general power of attorney or similar authority which remains in force.

4.5	Inducements

No person has received or will receive any payment, fee, commission or other benefit or compensation, nor will the Purchaser or any of the Group Companies have any obligation to pay any amount, fee, commission, benefit or compensation, as a result of the consummation of the transactions contemplated by this agreement or any Transaction Document, other than as expressly provided under this agreement or any Transaction Document.

5.	IP, IT and Data Protection

5.1	Intellectual Property Rights

(a)	No activities of any Group Company (or of any licensee under any licence granted by a Group Company) infringe or misappropriate or are likely to infringe or misappropriate any Intellectual Property Right of any person and no claim has been made against any Group Company or any such licensee in respect of such infringement or misappropriation.

(b)	No Group Company has infringed or misappropriated any Intellectual Property Right of any person in the creation, development, support, maintenance, publication, making available, sale, distribution, licensing or any other usage of any IP Asset or otherwise in connection with any IP Asset.

(c)	True and accurate particulars of the IP Assets are set out in Schedule 3.

(d)	The relevant Group Company identified in Schedule 3 is the sole legal and beneficial owner, free from any Encumbrance, of the IP Assets and all Owned IP Rights and may freely use and dispose of the IP Assets and all Owned IP Rights, other than as provided in [*****].

(e)	All the Owned IP Rights are enforceable, valid and subsisting. No circumstances exist which might jeopardise the enforceability, validity or subsistence of any Owned IP Right or give rise to its exhaustion, cancellation, lapse of legal protection or early termination.

(f)	No Group Company has submitted any application for registration of any Intellectual Property Right that remains outstanding, other than applications for registration of certain trademarks.

(g)	There are no licences, agreements, waivers, authorisations and permissions under which any Group Company has licensed or agreed to license any Owned IP Right to or otherwise permitted the use in any manner of any Owned IP Right by, or waived any claim or liability for infringement or misappropriation of any Owned IP Right against, any person, other than any licence agreements between the Group Companies and licence agreements entered into with the Platforms or end users of the Key Mobile Games in the ordinary course of business and on arm's length terms.

(h)	There are no licences, agreements, waivers, authorisations and permissions under which any Group Company has been granted the right to use in any manner, or has been relived from any claim or liability for infringement or misappropriation of, any Intellectual Property Rights owned by any person other than a Group Company and that are material for the business of the Group Companies taken as a whole, other than standard end-user license agreements entered into by a Group Company with respect to routine third party software used by such Group Company in the ordinary course of business and on arm's length terms, such as word processors, email clients, graphic editors, software development environment, collaboration and projects management tools, issue tracking and bug tracking, version control repositories and the like (the Routine Software Licences).

[*****] Confidential information redacted

(i)	No Group Company is in breach of any Routine Software Licence and, so far as the Seller is aware, no other party to any Routine Software Licence is in breach of it. Each Routine Software Licence is valid, subsisting and binding on the parties to it and enforceable in accordance with its terms. No Group Company has received any notice related to termination of any Routine Software Licence.

(a)	The Owned IP Rights comprise all Intellectual Property Rights that are material for the business of the Group Companies taken as a whole and that the Group Companies require to carry on its business as such business has been carried on during the three-year period ending on the date of this agreement. None of such Intellectual Property Rights nor any Group Company's ability to use any of such Intellectual Property Rights will be adversely affected by the transactions contemplated by this agreement or any other Transaction Document.

(b)	There is no exclusive or sole licence agreement relating to any IP Asset, other than [*****].

(c)	So far as the Seller is aware, there has been no infringement or misappropriation by any person of any Intellectual Property Right of any Group Company, and no person has threatened to infringe or misappropriate any Intellectual Property Right of any Group Company.

(d)	The Group Companies have been and are in compliance with the terms and conditions of all licenses and other agreements for the Open Source Materials that are combined with, incorporated into or distributed in conjunction with any IP Asset.

(e)	No Group Company has:

(i)	incorporated any Restrictive Open Source Material into, or combined any Restrictive Open Source Material with, any IP Asset;

(ii)	distributed any Restrictive Open Source Material in conjunction with any IP Asset; or

(iii)	otherwise used any Restrictive Open Source Material in conjunction with any IP Asset.

(f)	The Group Companies have all Source Code and all Documentation and Data in their possession and under their control.

(g)	Neither any Group Company nor, so far as the Seller is aware, any director, manager, officer, employee, agent or consultant of any Group Company has made available or disclosed (or conditionally or unconditionally agreed to make available or disclose) to any person any Source Code, other than to:

(i)	another Group Company or any director, manager officer or employee of a Group Company, or

(ii)	contractors of a Group Company involved in the development of the relevant IP Asset on a need to know basis and subject to a written confidentiality undertaking.

(h)	There is no source code escrow or similar arrangement with respect to any Source Code.

[*****] Confidential information redacted

(i)	No Author has retained any right (including any Intellectual Property Right), title, interest, license or claim whatsoever in, to or in connection with any IP Asset or any part of component of it created or developed by, or with the participation of, such Author (other than any moral or equivalent rights that are non-assignable under applicable law).

(j)	There is no outstanding fee, compensation, remuneration, premium, bonus, royalty or other amount payable by any Group Company to any Author in connection with any IP Asset or any part of component of it created or developed by, or with the participation of, such Author, other than the monthly remuneration for the work-for-hire for the current month payable to employees and contractors of the Group Companies.

(k)	Each Group Company has taken appropriate reasonable measures to protect its Intellectual Property Rights.

(l)	So far as the Seller is aware, no name or mark identical or similar to any trademark listed in Schedule 3 has been registered or is being used by any person in the same or a similar business as the business of the Group Companies in the countries in which any Group Company has registered or is using such name or mark.

(m)	Each Group Company carries on business under its own corporate name and/or brand name "RJ Games" and not any other name.

(j)	No advertisement materials were demonstrated through or distributed with any Key Mobile Game where such advertisement materials violate any law or regulation of the jurisdiction where such advertisement materials were demonstrated through or distributed with any Key Mobile Game.

5.2	Social media

(a)	All accounts, profiles, pages and other similar forms of presence on any online or web-based social networking service or other communication channel or platform incorporating user-generated content (including Apple Store, Google Play, Telegram, VK, Facebook, Twitter, Instagram, LinkedIn, Twitch, Reddit, Steam and others) owned, controlled, used or operated by or on behalf of any Group Company (the Social Media Accounts) are:

(i)	administered solely by or on behalf of the Group Companies; and

(ii)	used solely in connection with the business of the Group Companies.

(b)	No Group Company has any agreement with any person under which such person is allowed to access, manage, edit or administer any Social Media Account, other than a services contract with a third party SMM specialist.

(c)	No Group Company has agreed to sell, transfer, license or otherwise dispose of any Social Media Account.

(d)	The relevant Group Company has in its possession and under its control all login details, passwords, access codes, security questions answers, credentials and other information allowing it to access, manage, edit and administer each Social Media Account.

(e)	No Group Company is in breach of any terms and conditions regulating the use of any Social Media Account.

(f)	During the three-year period ending on the date of this agreement:

(i)	So far as the Seller is aware, there has been no unauthorised access to any Social Media Account by any person; and

(ii)	no Social Media Account has been used by or on behalf of any Group Company to:

(A)	defame, libel, slander or deliberately abuse any person; or

(B)	make any statement about, on behalf of, or in relation to, a Group Company that is reasonably likely to damage the reputation or goodwill of a Group Company.

(g)	So far as the Seller is aware, no Group Company has received any notice that the operation of, or content of, any Social Media Account fails to comply with any applicable law.

5.3	Domain names and websites

(a)	Schedule 5 contains a true, accurate and complete list of all domain names owned, controlled, used or operated by or on behalf of any Group Company (the Domain Names).

(b)	The Domain Names are controlled and administered solely by the Group Companies.

(c)	The relevant Group Company:

(i)	is the current registrant and user of each Domain Name, and has not agreed to sell, transfer, license or otherwise dispose of any Domain Name;

(ii)	has in its possession and under its control all login details, passwords, access codes, security questions answers, credentials and other information allowing it to access, manage, edit and administer each Domain Name; and

(iii)	has completed all necessary formalities (including the payment of all relevant fees) in order to effect any renewals of the Domain Names which were due prior to the date of this agreement.

(d)	No Group Company has in the three-year period ended on the date of this agreement received any notice that the operation of, or content of, any website owned, controlled or operated by or on behalf of any Group Company (the Websites) fails to comply with any applicable law.

(e)	During the three-year period ending on the date of this agreement, no Website has been used by or on behalf of any Group Company to:

(i)	defame, libel, slander or deliberately abuse any person; or

(ii)	make any statement about, on behalf of, or in relation to, a Group Company that is reasonably likely to damage the reputation or goodwill of a Group Company.

(f)	Each Group Company is the owner of all Intellectual Property Rights relating to the design and layout of the Websites and either the owner or licensee of all software relating to the operation, functionality and performance of the Websites.

5.4	Confidential information

(a)	Neither any Group Company, nor any member of the Seller's Group, nor any predecessor in business of any Group Company, has at any time (except (A) in the ordinary course of a Group Company's business and subject to an obligation of confidentiality or (B) to a Group Company's auditors or professional advisers) disclosed to any person other than a Group Company, the Purchaser and members of the Seller's Group:

(i)	any of the secret, confidential or proprietary information of any Group Company (including any financial information, plan, statistics, document, file, client list, marketing information, records or papers) the disclosure of which might or could cause material loss or damage to, or materially and adversely affect, any Group Company;

(ii)	any other information relating to any Group Company's business or affairs the disclosure of which might or could cause material loss or damage to, or materially and adversely affect, any Group Company; or

(iii)	any secret, confidential or proprietary information relating to any customer, client, supplier, service provider, contractor, employee or agent of any Group Company or to any other person who has or has had any dealings with any Group Company.

(b)	So far as the Seller is aware, there has been no unauthorised use by any person of any secret, confidential or proprietary information of any Group Company.

5.5	Records and systems

For the purposes of this paragraph, Cloud Services means any information services or products which are available on the internet or are otherwise made available on any "software as a service" (SaaS), "infrastructure as a service" (IaaS) or "platform as a service" (PaaS) basis.

(a)	All the records and systems (including computer systems) and all data and information of each Group Company are recorded, stored, maintained, operated or otherwise held exclusively by one or more Group Company and are not wholly or partly dependent on any facilities or means (including any electronic, mechanical or photographic process, computerised or otherwise) which are not under the exclusive ownership and control of one or more than one Group Company, other than any records and systems (including computer systems) and data and information that are recorded, stored, maintained, operated or otherwise held for a Group Company by any provider of Cloud Services which:

(i)	is not the Seller, the Founder or Beneficiary or an Affiliate of the Seller, the Founder or Beneficiary; and

(ii)	has been engaged by that Group Company in the ordinary course of business and on arm's length terms.

(b)	The computer and telecommunication facilities, the software and the databases used by each Group Company are adequate for the current operational and business requirements of that Group Company and adequate back up procedures have been implemented and are currently complied with.

(c)	The Group Companies that use the Cloud Services have used such Cloud Services without breaching the terms of use of these Cloud Services.

(d)	The Group Companies own or use (as applicable) the records and systems (including computer systems) and related hardware free and clear of any Encumbrances, other than the licensor's rights under any relevant license agreements.

(e)	Any and all license agreements whereunder the Group Companies (as licensee) use any records and systems (including computer systems), have been duly executed and (as necessary) registered, remain lawful, valid and binding on the licensor and the Group Companies (as licensee) and are in compliance with any applicable law. No other party of any such agreement has expressed its intention to terminate or amend the relevant agreement.

(f)	Each Group Company has adopted and is implementing appropriate technical and physical measures and security systems and technologies to ensure the security of its records and systems (including computer systems) and the confidentiality and integrity of any data stored therein.

5.6	Cybersecurity

For the purposes of this paragraph:

Incident means any incident that materially and adversely affects or materially threatens the security, confidentiality, integrity, or availability of any system, infrastructure, communications network, device or data, including denial of service attacks, infection with malware (including ransomware, spyware, worms, trojans and viruses), hacking, breach of confidence or electronic theft (including in each case by any current or ex-employee), "man in the middle" attacks or similar incidents.

Systems means all the software, hardware, network and telecommunications equipment and internet-related information technology that are used by any Group Company in connection with the operation of its business as currently conducted.

(a)	There has been no Incident affecting any System, device or data owned or controlled by any Group Company, or, so far as the Seller is aware, circumstances that may have given rise to an Incident affecting any System, device or data owned or controlled by any Group Company, in each case in the three years immediately preceding the date of this agreement.

(b)	So far as the Seller is aware, there has been no Incident materially and adversely affecting any information technology system, device or data used by any third party in the provision of services to any Group Company, in the three years immediately preceding the date of this agreement.

(c)	No Group Company is the subject of any investigation, inquiry, enforcement proceedings or process by any governmental, administrative, or regulatory body in relation to any Incident, nor, so far as the Seller is aware, are there any circumstances which are likely to give rise to any such investigation, inquiry, proceedings or process.

(d)	So far as the Seller is aware, no email address of any Group Company has been used (whether successfully or unsuccessfully) by any person in any phishing, spoofing or pharming scheme or any other scheme involving a third party falsely representing that it is that Group Company.

(e)	No Group Company, nor any of the officers, directors, agents or employees of any Group Company (during the course of their duties), has done or omitted to do anything which is a contravention of any cybersecurity law, order, regulation or the like which has resulted or may result in any fine, penalty or other liability or sanction on the part of any Group Company.

(f)	Each Group Company has disclosed details of all of its policies and procedures applicable to the monitoring, prevention, detection and management of any Incident and no Group Company nor any of the officers, directors, agents or employees of any Group Company (during the course of their duties) has done or omitted to do anything which is a contravention of any of those policies and procedures.

5.7	Personal data

(a)	Each Group Company has complied with all relevant requirements of the Data Protection Legislation.

(b)	Each Group Company has provided adequate notices to, and obtained necessary consents from, its clients, customers and other counterparties required for the Processing of their personal data as conducted by or on behalf of such Group Company.

(c)	The Group Companies have established and maintain appropriate organisational, technical and physical measures and security systems and technologies that are designed to protect personal data against accidental or unlawful processing in a manner appropriate to the risk represented by the Processing of such personal data by the Group Companies, in each case to the extent required by the Data Protection Legislation.

(d)	The Group Companies comply with all relevant requirements relating to Processing of any personal data by data processors or other persons for or on behalf of the Group Companies.

(e)	No Group Company has suffered any breach of security leading to the accidental or unlawful destruction, loss, alteration, unauthorised disclosure of, or access to, any personal data.

(f)	No Group Company has received any:

(i)	notice or request from any Government Authority, or been subject to any enforcement action (including any fines or other sanctions), in each case relating to a breach or alleged breach of the Data Protection Legislation;

(ii)	claim or complaint from a data subject or any other person claiming a right to compensation under the Data Protection Legislation, or alleging any breach of the Data Protection Legislation, including for unauthorised or erroneous Processing or loss or unauthorised disclosure of personal data (other than any frivolous or groundless claims or complaints); or

(iii)	any notice or allegation from any Government Authority, any data subject or any person requiring a Group Company to change or delete any personal data or prohibiting any Processing of personal data.

(g)	The Group Companies comply with all applicable requirements of the Data Protection Legislation adopted in the Russian Federation related to localisation of certain personal data or databases containing certain personal data.

6.	Properties

(a)	The Group Companies do not own any land, building or other real property.

(b)	The Group Companies do not occupy or lease any land, building or other real property, other than their offices. True and accurate particulars of the lease agreements under which the Group Companies lease their respective offices (the Lease Agreements) are set out in Schedule 5. True, accurate, up-to-date and complete copies of all Lease Agreements have been provided to the Purchaser (or the Purchaser's Advisors) before the date of this agreement.

(c)	In case of each Lease Agreement:

(i)	it is valid, subsisting and binding on the parties to it;

(ii)	it has been duly registered to the extent such registration is required under applicable law;

(iii)	no Group Company has committed any material breach of it; and

(iv)	no Group Company has received or given a written notice in relation to its termination or intended termination.

(d)	No Group Company is under any obligation to carry out improvements or repairs to the whole or any part of any property leased under any Lease Agreement, other than as explicitly set out in such Lease Agreement.

(e)	There is no obligation on any Group Company to reinstate any property leased under any Lease Agreement during or at the end of the term granted by the Lease Agreement by removing any alteration or addition which has been made to it, other than as explicitly set out in such Lease Agreement.

7.	Employees and incentives

7.1	General

(a)	The names of all the employees of each Group Company and true and accurate particulars of remuneration of all employees of each Group Company and the current rate of each employee's remuneration have been provided to the Purchaser (or the Purchaser's Advisors) before the date of this agreement.

(b)	The aggregate amount of salaries, bonuses, benefits and incentives payable by the Group Companies to all their employees under their current terms of employment does not exceed EUR [*****] per month for all employees of the Group Companies.

(c)	There is no employee in any Group Company whose gross annual compensation (including salary, bonuses, benefits and incentives) exceeds EUR [*****].

(d)	No proposal, assurance or commitment by any Group Company has been communicated to any person regarding any change to his terms of employment or working conditions or regarding the continuance, introduction, increase or improvement of any benefit or custom, or any discretionary arrangement or practice, other than in the ordinary course of business.

(e)	There is no term of employment for any employee of any Group Company which provides that a change of control of any Group Company shall entitle the employee to treat the change of control as amounting to a breach of the contract or entitling him to any payment or benefit whatsoever or entitling him to treat himself as redundant or otherwise dismissed or released from any obligation.

(f)	The Group Companies have not adopted any employee benefit plan (other than as provided under the Benefit Agreements), employee stock option plan, employee long-term incentive program or any similar plan, policy or program in relation to the remuneration of any of their employees, including remuneration of any sort by reference to turnover, profits or performance.

(g)	There is no collective bargaining agreement, workforce agreement or any similar agreement to which any Group Company is a party.

(h)	There is no trade union, works council or employee representative body in the Group Companies, and no employees of the Group Companies is a member of any trade union, works council or employee representative body.

[*****] Confidential information redacted

(i)	None of the employment agreements to which any Group Company is a party contains any provisions with respect to its termination that provide that upon such termination the Group Companies will be obliged to make any payments to the relevant employee in an amount that exceeds the amount to which such employee would otherwise be entitled under applicable law.

(j)	No Group Company has made any loan or advance, or provided any financial assistance, to any employee or past or prospective employee of any Group Company, which is outstanding, other than any outstanding loans to employees in the aggregate amount not exceeding EUR [*****] for all Group Companies.

7.2	Disputes with employees

(a)	Each Group Company has complied with its obligations to applicants for employment, its employees and former employees, and any relevant trade union, works council and employee representatives.

(b)	No claim in relation to the Group Companies' employees or former employees has been made against any Group Company or against any person whom any Group Company is liable to indemnify.

(c)	There is not, and during the three years preceding the date of this agreement there has not been, any collective labour dispute or industrial action affecting any Group Company.

(d)	No director, manager, officer or employee of any Group Company has within a period of five years before the date of this agreement been involved in any criminal proceedings relating to the business of any Group Company.

7.3	Benefits

In this paragraph 7.3

Benefit means any pension, lump sum, gratuity, indemnity, deferred compensation, payment of expenses, bonus or incentive benefit, or other benefit similar to any of these, given or to be given on or following leaving employment, death, ill-health, injury or disablement or in respect of any medical condition or treatment (including vision or dental care) or in anticipation of leaving employment or after leaving employment or after death, or be given on or in anticipation of or in connection with any change in the nature of the employment of the employee concerned.

Benefit Agreements means: [*****].

(a)	True, accurate, up-to-date and complete copies of all Benefit Agreements have been provided to the Purchaser (or the Purchaser's Advisors) before the date of this agreement.

(b)	The Group Companies are not under any obligation or commitment (whether or not legally enforceable or written or unwritten or of an individual or collective nature) to pay, provide or contribute towards, any Benefit for or in respect of any present or past employee, director or officer (or the spouse, child or dependant thereof) of the Group Companies, other than as provided under the Benefit Agreements.

(c)	Completion of the transactions contemplated by this agreement will not result in an obligation on the Group Companies to pay any Benefit.

[*****] Confidential information redacted

(d)	No Group Company is a party to any pension scheme, pension plan, voluntary pension insurance agreement or any similar agreement or arrangement. Each Group Company has complied with all applicable law related to pension and social contributions and taxes.

(e)	No Group Company has any outstanding liability to pay compensation for loss of office or employment or make a redundancy payment to any present or former employee or to make any payment for breach of any agreement.

(f)	Except in respect of reimbursement of out of pocket expenses and normal accruals of remuneration, no sum is owing or promised to any employee of any Group Company or under any agreement.

8.	Taxation

8.1	Taxation liabilities

All Taxation of any nature whatsoever for which any Group Company is liable and which has fallen due for payment has been duly paid.

8.2	Taxation returns

All notices, computations, registrations, returns, documents, applications for non-liability to Taxation and information which ought to have been given or made, have been properly and duly submitted by each Group Company to the relevant Taxation Authorities and all notices, computations, registrations, returns and information submitted to such authorities are true, accurate, complete and not misleading and are not the subject of any material dispute, audit or review nor are likely to become the subject of any material dispute, audit or review with such authorities. All records which any Group Company is required to keep for Taxation purposes, or which would be needed to substantiate any claim made or position taken in relation to Taxation by the relevant Group Company, have been duly kept and are available for inspection at the premises of the relevant Group Company.

8.3	Extensions of time

No Group Company has asked for any extensions of time for the filing of any tax returns or other documents relating to Taxation. No Group Company has waived any statute of limitations in respect of Taxation or requested or agreed to any extensions of time for the payment of any Taxation.

8.4	Claims and requests for special treatment

All claims or other requests for any particular treatment relating to Taxation that have been taken into account in computing any amount in the Accounts, and the time limit for the making of which has passed, have been duly made and are not likely to be disputed by any Taxation Authority.

8.5	Concessions and arrangements

The amount of Taxation chargeable on any Group Company during the statutory limitation period in each relevant jurisdiction has not been affected to any material extent by any concession, agreement or other formal or informal arrangement with any Taxation Authority (not being a concession, agreement or arrangement available to companies generally).

8.6	Investigations

No Group Company is currently subject to any investigation, audit or visit by any Taxation Authority. All Group Companies (except for the Russian Subsidiary) have been audited with respect to all relevant Taxation in respect of all periods ended on or before the Accounts Date and all audits have been completed and any claims arising as a result have been settled with the relevant Taxation Authority.

8.7	Charges, powers of sale and liens

There are no charges, mortgages, powers of sale or liens for Taxation (other than Taxation not yet due and payable) upon any of the assets of a Group Company or in relation to any shares of any Group Company.

8.8	Payments

All rents, interest and other amounts of an income nature paid or payable by any Group Company in the period since the Accounts Date, or for which there is a subsisting obligation for any Group Company to pay in the future, are or will be wholly allowable as deductions or charges in computing the income of that Group Company for Taxation purposes under then applicable Tax legislation and practice.

8.9	Deductions and withholdings

(a)	Each Group Company has made all deductions and withholdings in respect, or on account, of any Taxation from any payments made by it which it is obliged or entitled to make and has accounted in full to the appropriate authority for all amounts so deducted or withheld.

(b)	No Group Company has received any notice from any Taxation Authority which required or will require any of them to withhold Taxation from any payment made since the Accounts Date (in respect of which such withheld Taxation has not been accounted for in full to the appropriate authority).

8.10	Depreciation and tax bases

(a)	On the assumption that disposals are made for a consideration equal to the book value shown in or adopted for the purposes of the Accounts, no charge to Taxation would arise on the disposal by any Group Company of any of its assets, other than as disclosed in the Accounts.

(b)	No claim has been made for the depreciation of any asset of any Group Company for Taxation purposes in circumstances in which the claim is likely to be disallowed.

8.11	Capital gains

No Group Company has disposed of or acquired any assets since the Accounts Date in circumstances such that the disposal price or acquisition cost of the asset would be treated for Taxation purposes as being different from the consideration given or received.

8.12	Disposal of debts

No taxable profit or gain would accrue on the disposal or settlement of any debt owed to any Group Company at the value of that debt adopted for the purposes of the Accounts.

8.13	Tax grouping

(a)	No Group Company has, nor at any time in the last ten years has had, its tax affairs dealt with on a consolidated basis or formed a fiscal unity nor have any of them entered into any tax allocation or sharing arrangement (including any arrangement under which tax losses or tax reliefs are surrendered or claimed or agreed to be surrendered or claimed) in respect of its profits, gains or losses or those of any other company, other than that the Group Companies incorporated in Cyprus are treated as being one group in the Republic of Cyprus for the purposes of VAT.

(b)	Except as provided in the Accounts no Group Company is, or will be, under any obligation to make or repay or have any entitlement to receive any payment in respect of any period ending on or before the Accounts Date under any arrangements referred to in paragraph 8.13(a).

8.14	Completion

(a)	No charge to Taxation will arise on any Group Company by virtue (whether alone or in conjunction with any other event or circumstance) of the entering into this agreement or Completion.

(b)	No withholding or deduction will be required to be made from any consideration payable for the Sale Shares.

8.15	Tax residence

No Group Company is treated for any Taxation purpose as resident in a country other than the country of its incorporation and no Group Company has, or has had within the statutory limitation period a branch, agency or permanent establishment in a country other than the country of its incorporation.

8.16	Secondary liability

No Group Company is or will become liable to pay, reimburse or indemnify any person (including a Taxation Authority) an amount in respect of a tax liability which is the primary liability of, or (where the tax liability does not result from profits earned, accrued or received by that Group Company or from any supply made by that Group Company) joint and several liability of, any other person, body of persons, entity or company.

8.17	Transfer pricing

In this paragraph, Controlled Transactions means all transactions of a Group Company that are deemed to be controlled transactions (in Russian: контролируемые сделки) within the meaning set out in article 105.14 of the Tax Code of the Russian Federation, as well as any other transactions or arrangements of a Group Company which have invoked or might invoke the provisions of the Tax Code of the Russian Federation and other applicable law related to transfer pricing.

(a)	All Controlled Transactions have been performed at the prices determined in compliance with the principles set out in chapters 14.2 and 14.3 of the Tax Code of the Russian Federation as well as in compliance with other applicable law related to transfer pricing.

(b)	The Group Companies have in their possession or under their control sufficient documents and information to confirm that the prices at which the Controlled Transactions have been performed have been determined in compliance with the principles set out in chapters 14.2 and 14.3 of the Tax Code of the Russian Federation as well as in compliance with other applicable law related to transfer pricing.

8.18	VAT

(a)	Each Group Company, other than the Company, is duly registered for the purposes of VAT in its country of incorporation.

(b)	Each Group Company has complied with all statutory provisions, rules, regulations, orders and directions concerning VAT in all material respects, including the making on time of accurate returns and payments and the maintenance of records.

8.19	Transfer tax

(a)	All stamp tax, transfer tax and similar taxes or duties (including registration duties) have been duly paid in respect of all transactions to which any Group Company is a party.

(b)	There is no charge to stamp tax, transfer tax or similar taxes or duties (including registration duties) by virtue of the entering into and/or completion of this agreement, other than the stamp duty in the amount not exceeding EUR20,000 payable by virtue of the Cyprus Stamp Duty Law.

8.20	Reorganisations and mergers

No Group Company has claimed or been granted exemption from Taxation or the benefit of any other special Taxation regime in connection with reorganisations or mergers. Reorganisations or mergers which take effect on or before Completion will not give rise to the assessment of or liability for Taxation on the part of a Group Company after Completion.

8.21	Tax avoidance

(a)	No Group Company has participated in any transaction, scheme or arrangement of which the or a main purpose or effect is the avoidance or evasion of a liability to Taxation or which could be re-characterised or treated as unenforceable or ineffective for Taxation purposes.

(b)	The Russian Subsidiary has not participated in any transaction, scheme or arrangement which is or may be subject to anti-avoidance rules stipulated by article 54.1 of the Tax Code of the Russian Federation.

8.22	Non-bona fide suppliers

The Russian Subsidiary has acted with due care when selecting its suppliers and analysed their status for the signs of non-bona fide taxpayers. The Russian Subsidiary has complied with the requirements set forth by article 54.1 of the Tax Code of the Russian Federation.

Schedule 5

Certain information for the purposes of Warranties

Part 1

Domain Names

[*****]

Part 2

Details of the Lease Agreements

[*****]

[*****] Confidential information redacted

Schedule 6

Warranty Claims

1.	EXCLUSIONS

1.1	The Seller shall not be liable in respect of a Warranty Claim to the extent that the matter or circumstance giving rise to that claim was taken into account in the Accounts by way of an express and full provision, a note constituting fair disclosure of that matter or circumstance or a statement in any report forming part of the Accounts constituting fair disclosure of that matter or circumstance.

1.2	The Seller shall not be liable in respect of a Warranty Claim to the extent that the relevant liability would not have arisen but for:

(a)	a change in legislation announced, or the withdrawal of any extra-statutory concession previously made by any Taxation Authority, after the date of this agreement (whether or not the change or withdrawal purports to be effective retrospectively in whole or in part); or

(b)	a change after Completion in the accounting policies adopted by any Group Company for the valuation of its assets (other than a change made in order to comply with RAS (as far as the Russian Subsidiary is concerned) or IFRS (as far as other Group Companies are concerned) for the time being).

2.	MAXIMUM AGGREGATE LIMIT

2.1	Subject to paragraph 2.2, the maximum aggregate liability of the Seller in respect of any and all Warranty Claims shall not exceed an amount equal to [*****].

For the avoidance of doubt, any deemed reduction in in the Initial Consideration and additional consideration for the sale of the Sale Shares set out in clause pursuant to paragraph 8 shall not be taken into account in determining the maximum aggregate liability of the Seller under this paragraph 2.

2.2	The maximum aggregate liability of the Seller determined under paragraph 2.1 shall be increased by the amount of any interest payable by the Seller in respect of any payment not made when due under this agreement.

3.	DE MINIMIS CLAIMS

3.1	Subject to paragraph 3.2, the Seller shall not be liable in respect of any Warranty Claim unless the amount of damages to which the Purchaser would, but for this paragraph, be entitled as a result of that Warranty Claim is at least USD [*****].

3.2	If more than one Warranty Claim arises from, or is caused by, the same or similar matters or circumstances and the aggregate amount of damages to which the Purchaser would be entitled as a result of those Warranty Claims is equal to or exceeds the sum specified in paragraph 3.1, paragraph 3.1 shall not apply to any of those Warranty Claims.

[*****] Confidential information redacted

4.	THRESHOLD

The Seller shall not be liable in respect of any Warranty Claim unless the amount of all Warranty Claims when aggregated with the amount of all other claims under this agreement (including all Warranty Claims which might have been made but for the previous operation of this paragraph) exceeds USD [*****], in which case the Purchaser shall be entitled to all amounts resulting from those claims (and not just the excess over that sum).

5.	NOTICE OF CLAIMS

If the Purchaser becomes aware of a likely Warranty Claim, the Purchaser shall give notice to the Seller specifying the matter or circumstance giving rise to that likely Warranty Claim in reasonable detail (to the extent known), including a bona fide estimate (on a without prejudice basis) of the amount of the Losses or other liabilities or potential liabilities which are, or are to be, the subject of that Warranty Claim, and setting out such other facts as the Purchaser deems necessary, as soon as reasonably practicable after it becomes aware of that likely Warranty Claim. Subject to paragraph 6, any failure by the Purchaser to give notice as contemplated by this paragraph 5 shall not prevent the Purchaser from making any Warranty Claim.

6.	TIME LIMITS

The liability of the Seller shall terminate:

(a)	in the case of a Warranty Claim under any of Warranties set out in paragraph 8 (Taxation) of Schedule 4, on the [*****] anniversary of Completion; and

(b)	in the case of any other Warranty Claim (other than any Warranty Claim under any of the Fundamental Warranties), on the [*****] anniversary of Completion,

except in respect of any Warranty Claim of which notice is given to the Seller pursuant to paragraph 5 before the relevant date.

7.	WAIVER OF RIGHTS

7.1	The Seller agrees with the Purchaser, each Group Company and each employee of the Purchaser or a Group Company to waive any rights or claims which it may have in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given by that Group Company or such employee in connection with the giving of the Warranties. The provisions of this paragraph:

(a)	may with the prior written consent of the Purchaser be enforced by any Group Company or any employee of the Purchaser or a Group Company against the Seller under the Contracts (Rights of Third Parties) Act 1999; and

(b)	may be varied or terminated by agreement between the Seller and the Purchaser (and the Purchaser may also release or compromise in whole or in part any liability in respect of rights or claims contemplated by this paragraph) without the consent of any Group Company or any such employee.

7.2	If the Purchaser makes a Warranty Claim, the Seller agrees with the Purchaser and each of the Purchaser's Advisers to waive any rights or claims which it may have to recover a contribution from, or otherwise against, the Purchaser's Advisers in respect of such claim. This paragraph may be enforced by each of the Purchaser's Advisers against the Seller under the Contracts (Rights of Third Parties) Act 1999.

[*****] Confidential information redacted

8.	ASSESSMENT AND PAYMENT OF DAMAGES

8.1	In assessing any damages in respect of a Warranty Claim there shall be taken fully into account the amount of the Agreed Debt as well as the Initial Consideration and additional consideration for the sale of the Sale Shares set out in clause 6.

8.2	Any payment made by the Seller in respect of a Warranty Claim shall, to the extent possible, be deemed to be a reduction in the Initial Consideration and additional consideration for the sale of the Sale Shares set out in clause 6.

9.	MITIGATION

Nothing in this agreement shall be deemed to relieve the Purchaser from any common law duty to take reasonable steps to mitigate any loss or damage suffered or incurred by it as a result of any of the Warranties being untrue, inaccurate or misleading.

10.	RECOVERY FROM THIRD PARTIES

If:

(a)	the Seller makes a payment in respect of a Warranty Claim (the amount of such payment, to the extent it does not comprise interest on a late payment, being the Damages Payment);

(b)	within twelve (12) months of the making of such payment any Group Company or the Purchaser receives any sum (other than from the Seller) which would not have been received but for the matter or circumstance giving rise to the relevant Warranty Claim (the Third Party Sum);

(c)	the receipt of the Third Party Sum was not taken into account in calculating the Damages Payment; and

(d)	the aggregate of the Third Party Sum and the Damages Payment exceeds the amount required to compensate the Purchaser or the Group Company concerned (as the case may be) in full for the matter or circumstance which gave rise to the relevant Warranty Claim (such excess being the Excess Recovery), the Purchaser shall, promptly following receipt of the Third Party Sum by it or the Group Company concerned, repay to the Seller an amount equal to the lower of (i) the Excess Recovery and (ii) the Damages Payment, after deducting (in either case) all costs incurred by the Purchaser or any Group Company in recovering the Third Party Sum and any and all Taxation payable by the Purchaser or any Group Company by virtue of its receipt.

11.	NO DOUBLE RECOVERY

Any payment made by the Seller in respect of any Warranty Claim shall satisfy and discharge any other Warranty Claim which is capable of being made against the Seller in respect of the same matter or thing, but only to the extent of the payment made.

12.	CONSEQUENTIAL AND INDIRECT LOSS

The Seller shall not be liable under any Warranty Claim for any consequential or indirect losses of any Group Company, the Purchaser or any of its Affiliates.

13.	REMEDY

The Seller shall not be liable in respect of any Warranty Claim to the extent that the matter or thing giving rise to such Warranty Claim is capable of remedy and is remedied (to the satisfaction of the Purchaser (acting reasonably) and without cost or disruption to any member of the Purchaser's Group or any Group Company) within [*****] Business Days of the date on which notice of such Warranty Claim is given to the Seller.

14.	NO LIABILITY FOR WARRANTY CLAIMS ARISING FROM ACTS OF THE PURCHASER

The Seller shall not be liable for any Warranty Claim to the extent that the relevant liability arises or is increased as a result of any voluntary act, omission or transaction carried out before Completion by the Seller or any Group Company at the express written direction or express written request of the Purchaser, provided that if the Seller, acting reasonably, is aware that the relevant liability will, or may reasonably be expected to, arise or increase as a result of such act, omission or transaction, the Seller shall notify the Purchaser accordingly reasonably in advance.

15.	MATTERS DISCLOSED

The Seller shall not be liable for any Warranty Claim (other than any Warranty Claim under any of the Fundamental Warranties) if and to the extent that the fact, matter, event or circumstance giving rise to such Warranty Claim is fairly disclosed in:

(a)	[*****]; and/or

(b)	this agreement.

Schedule 7

Pre-Completion

1.	ACCESS

Until Completion the Seller shall:

(a)	use its reasonable endeavours to procure that the Purchaser, its agents and representatives are given full access to the books and records of the Group Companies during normal business hours on any Business Day and on reasonable notice to the Seller;

(b)	provide such information regarding the businesses and affairs of the Group Companies as the Purchaser may reasonably require; and

(c)	not, and shall use its reasonable endeavours to procure that no Group Company shall, enter into, continue or solicit discussions or negotiations with, or provide any information to or otherwise assist, any third party who may be interested in acquiring any shares in the capital of the Company or the whole or any material part of the undertaking, business or assets of any Group Company (including any shares in the capital of any Subsidiary).

2.	CONDUCT OF BUSINESS

The Seller shall use its reasonable endeavours to procure that, except with the prior written consent of the Purchaser or where explicitly contemplated, permitted or required by the Transaction Documents (including pursuant to any Permitted Leakage), no Group Company shall from and including the date of this agreement and until and including Completion:

(a)	incur any capital expenditure exceeding USD [*****] (other than any capital expenditures as between the Group Companies);

(b)	enter into any contract or commitment except in the ordinary course of business;

(c)	enter into any contract or commitment with the Seller, the Founder, any Beneficiary or any Affiliate of any of them;

(d)	sell, transfer, assign or otherwise dispose of, or create any Encumbrance in respect of, any IP Asset;

(e)	grant any sole or exclusive licence in respect of any IP Asset, save for any such licenses between the Group Companies;

(f)	grant any licence in respect of any IP Asset except in the ordinary course of business;

(g)	borrow any money from any person (whether under any loan agreement, credit facility agreement, promissory note or otherwise), except for any money borrowed by way of trade credit from customers in the ordinary course of business;

(h)	loan any money to any person (whether under any loan agreement, credit facility agreement, by way of acquiring any promissory note or bond, or otherwise), except for any money loaned: (i) by way of trade credit to suppliers and service providers in the ordinary course of business, (ii) to the employees in the ordinary course of business;

[*****] Confidential information redacted

(i)	declare, make or pay any dividend or other distribution;

(j)	grant, issue or redeem any mortgage, charge, debenture or other security or give any guarantee or indemnity except in the ordinary course of business;

(k)	establish or create any employee stock option program or any other similar employee incentive program;

(l)	make, or announce to any person any proposal to make, any change or addition to any Benefit of (or in respect of) any of its directors, employees, former directors or former employees (or any dependant of any such person) other than any change required under applicable law;

(m)	grant or create, or announce to any person any proposal to grant or create, any additional Benefit;

(n)	initiate any liquidation, winding up or dissolution proceedings in respect of any Group Company;

(o)	initiate any merger, consolidation, amalgamation, scheme of arrangement or similar transaction, arrangement or process in respect of any Group Company;

(p)	initiate or settle any administrative, litigation, arbitration or mediation proceedings with a claim amount (or which could result in a loss to any Group Company) in excess of USD [*****];

(q)	create, issue, purchase or redeem any class of share or loan capital;

(r)	pass any resolution of its shareholders or any class of shareholders, whether in general meeting or otherwise;

(s)	form any subsidiary or acquire shares in any company or participate in, or terminate any participation in, any partnership or joint venture;

(t)	sell, transfer, assign or otherwise dispose of, or create any Encumbrance in respect of, any share of any Subsidiary; or

(u)	agree, conditionally or otherwise, to do any of the foregoing.

3.	AVOIDANCE OF CHANGE IN WARRANTED POSITION

Until Completion, and except with the prior written consent of the Purchaser, the Seller shall not, and shall use its reasonable endeavours to procure that no Group Company shall, do or omit to do, or cause to be done or omitted to be done, any act or thing which would result (or be likely to result) in any of the Warranties being untrue, inaccurate or misleading as at Completion.

[*****] Confidential information redacted

4.	RIGHT OF TERMINATION

4.1	The Purchaser may elect not to complete the purchase of the Sale Shares as contemplated by this agreement by giving notice to the Seller if before Completion:

(a)	it comes to the notice of the Purchaser that any of the Warranties is or will at Completion be untrue, inaccurate or misleading in a material respect;

(b)	anything occurs which, had it occurred on or before the date of this agreement, would have resulted in any of the Warranties being untrue, inaccurate or misleading in a material respect;

(c)	the Seller is in material breach of any obligation on its part under this agreement or any other Transaction Document and, where that breach is capable of remedy, it is not remedied to the Purchaser's satisfaction;

(d)	anything occurs (except something arising from an act or omission of the Purchaser) which has, or would be likely to have after Completion, a material adverse effect on the financial condition, prospects or business of any Group Company (as presently carried on) or on the ability of any Group Company or the Purchaser to develop, market or monetise any Key Mobile Game after Completion; or

(e)	the Purchaser becomes aware of any:

(i)	order, judgment, rule or regulation being introduced, entered, enforced, enacted or issued (whether temporary, preliminary or permanently) by any Government Authority; or

(ii)	actual, pending or threatened suit, action, investigation or proceeding by any Government Authority or any other person,

which has the effect of making unlawful or otherwise prohibiting Completion or the transactions contemplated in this agreement.

4.2	If the Purchaser elects, under paragraph 4.1, not to complete the purchase of the Sale Shares:

(a)	except for this paragraph, clauses 1, 14, 15, 17, 18, 19, 20, 21, 22 and 23 and the provisions of Schedule 11, all the provisions of this agreement shall lapse and cease to have effect; and

(b)	neither the lapsing of those provisions nor their ceasing to have effect shall affect any accrued rights or liabilities of any party in respect of damages for non-performance of any obligation under this agreement falling due for performance prior to such lapse and cessation.

Schedule 8

Completion

Part 1

Obligations of the Seller

At Completion:

1.	the Seller shall deliver or procure the delivery to the Purchaser of:

(a)	an original or certified copy of a duly executed agreement between RJ Development Ltd and the Publisher on termination of the Publishing Contract (the Termination Agreement), such agreement being in the form and substance reasonably satisfactory to the Purchaser, that shall provide that: [*****];

(b)	any resolutions, consents, approvals and waivers as may be required from the Seller or the Founder under the articles of association of the Company or otherwise to enable the Seller to sell the Sale Shares to the Purchaser on the terms set out in this agreement, in each case in the form and substance reasonably satisfactory to the Purchaser; and

(c)	a certified copy of the written resolution of the board of directors (or sole director) of the Company approving the transfer of all Sale Shares to the Purchaser and the form of an instrument of transfer to be used to transfer such Sale Shares to the Purchaser (such resolution being in the form and substance reasonably satisfactory to the Purchaser);

2.	the Seller shall deliver or procure the delivery to the Company (with a copy to the Purchaser by email) of:

(a)	an original counterpart of an instrument of transfer of all Sale Shares to the Purchaser in the form and substance reasonably satisfactory to the Purchaser, duly executed by the Seller; and

(b)	the original share certificates representing all Sale Shares for cancellation by the secretary of the Company (or an express indemnity the form and substance reasonably satisfactory to the Purchaser, and not a replacement certificate, in case any certificate found to be missing); and

3.	subject to completion by the Purchaser of the actions set out in paragraph 1 of Part 2 of this Schedule 8, the Seller shall deliver or procure the delivery to the Purchaser of:

(a)	a certified copy of the register of members of the Company which includes the name of the Purchaser as the registered holder of all Sale Shares; and

(b)	a new share certificate in the name of the Purchaser representing all Sale Shares.

[*****] Confidential information redacted

Part 2

Purchaser's Obligations

At Completion the Purchaser shall:

1.	subject to the Seller having done or procured to be done those things set out in paragraphs 1 and 2 of Part 1 of this Schedule 8, deliver or procure the delivery to the Company (with a copy to the Seller by email) of an original counterpart of an instrument of transfer of all Sale Shares to the Purchaser, duly executed by the Purchaser; and

2.	subject to Seller having done or procured to be done those things set out in paragraph 3 of Part 1 of this Schedule 8, initiate the payment to the Seller of the Initial Consideration and deliver to the Seller a copy of a SWIFT notification (or any equivalent instrument agreed with the Seller) evidencing that such payment has been initiated.

Schedule 9

Protective Covenants

[*****]

[*****] Confidential information redacted

Schedule 10

[*****]

[*****] Confidential information relating to components of Earn-Out Payments redacted

Part 1

[*****]

[*****] Confidential information relating to components of Earn-Out Payments redacted

Part 2

[*****]

[*****] Confidential information relating to components of Earn-Out Payments redacted

Part 3

Earn-Out Expert

1.	If and whenever any item in dispute or which the Purchaser wishes to adjust falls to be referred, in accordance with the relevant provision of this agreement, to an Earn-Out Expert for determination, it shall be referred to such expert:

(a)	as the Seller and the Purchaser may agree in writing within ten Business Days after the expiry of the period allowed by the relevant provision of this agreement for the Seller and the Purchaser to reach agreement over the relevant item in dispute; or

(b)	failing such agreement within the ten Business Days' period referred to above, or if the agreed expert is unable or unwilling to act, the Earn-Out Expert shall be an Accounting Firm selected by the Purchaser (provided that the Purchaser may not select as the Earn-Out Expert an Accounting Firm that at the moment of such selection is an auditor of the Purchaser).

2.	The Seller and the Purchaser shall co-operate in good faith to agree the terms of engagement of the Earn-Out Expert as soon as reasonably practicable after the Earn-Out Expert is selected and must not withhold or delay their consent to those terms if they are reasonable and consistent with the provisions of this agreement, and must counter-sign the terms of engagement as soon as they are agreed. If the Seller or the Purchaser refuses to counter-sign such terms of engagement in breach of the preceding sentence, they may be counter-signed solely by the Purchaser or the Seller, respectively, on behalf of both the Purchaser and the Seller.

3.	The Earn-Out Expert shall act on the following basis:

(a)	the Earn-Out Expert shall act as expert and not as arbitrator;

(b)	the item or items in dispute shall be notified to the Earn-Out Expert in writing by the Seller and/or the Purchaser within ten Business Days of the Earn-Out Expert's appointment;

(c)	the Seller and the Purchaser may, within 15 Business Days of the Earn-Out Expert's appointment, make written submissions and/or send documents to the Earn-Out Expert, and the Earn-Out Expert must send copies of a party's submissions to the other relevant party for comment;

(d)	its terms of reference shall be as set out in this Schedule 10;

(e)	the Earn-Out Expert shall decide the procedure to be followed in the determination;

(f)	the Seller and the Purchaser shall each provide (and the Purchaser shall use its reasonable endeavours to procure that the Group Companies shall provide) the Earn-Out Expert promptly with all access to premises, information, assistance (including assistance from employees) and access to (including the ability to take copies of) books and records of account, documents, files, working papers and information stored electronically which they reasonably require, and the Earn-Out Expert shall be entitled (to the extent they consider it appropriate) to base their determination on such information and on the accounting and other records of the Group Companies;

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(g)	the Earn-Out Expert must be instructed to deliver its determination as soon as reasonably practicable and in any event within 25 Business Days of its appointment or, if later, within 25 Business Days after its receipt of information regarding the item or items in dispute under paragraph 3(c);

(h)	the determination of the Earn-Out Expert shall (in the absence of manifest error) be final and binding on the parties and may not be challenged or appealed; and

(i)	the costs of the determination, including fees and expenses of the Earn-Out Expert, shall be borne as the Earn-Out Expert shall determine, failing which they shall be borne equally as between the Seller on the one hand and the Purchaser on the other hand.

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Schedule 11

Interpretation

1.	In addition to terms defined elsewhere in this agreement, the following definitions shall apply throughout this agreement, unless the contrary intention appears:

Accounting Firms means KPMG (or a company which is affiliated with or a member of KPMG International Cooperative), EY (or a company which is affiliated with or a member of Ernst & Young Global Limited), PwC (or a company which is affiliated with or a member of PricewaterhouseCoopers International Limited), Deloitte (or a company which is affiliated with or a member of Deloitte Touche Tohmatsu Limited), Grant Thornton (or a company which is affiliated with or a member of Grant Thornton International Ltd.), BDO (or a company which is affiliated with or a member of BDO Global Coordination B.V.), Baker Tilly (or a company which is affiliated with or a member of Baker Tilly International) and Mazars (or a company which is affiliated with or a member of Mazars);

Accounts means the standalone individual financial statements of the Group Companies and breakdowns thereto as at and for each of the three previous financial years ended on 31 December 2019 and 31 December 2020 and financial statements of the nine month period ended on 30 September 2021, prepared under IFRS for the Group Companies excluding the Russian Subsidiary and RAS for the Russian Subsidiary, and comprising a statement of financial position, an income statement, a statement of comprehensive income and other statements and all notes attached thereto;

Accounts Date means 30 September 2021;

Adjusted Platform Commissions means the commissions charged by Platforms for distribution of the Core Project, before considering IFRS-based deferral of certain commission fees;

Affiliate means:

(a)	with respect to a company, any other person directly or indirectly Controlling, Controlled by or under direct or indirect common Control with that company; and, in each case, their respective Affiliates; and

(b)	with respect to an individual:

(i)	such individual's spouse or civil partner;

(ii)	any brother, sister, ancestor or lineal descendant of such individual or such individual's spouse or civil partner;

(iii)	the spouse or civil partner of any brother, sister, ancestor or lineal descendant of such individual or such individual's spouse or civil partner

(iv)	any person acting in his capacity as trustee of a trust of which such individual is a settlor; and

(v)	any company directly or indirectly Controlled by: (A) such individual, (B) any other persons referred to in paragraphs (ii) to (iv), or (C) jointly by such individual and/or any other persons referred to in paragraphs (ii) to (iv); and

(vi)	any Affiliate of any company referred to in paragraph (v),

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but provided always that: (A) each of Igor Anatolievich Bukhman and Dmitry Anatolievich Bukhman (and each person Controlled by either Igor Anatolievich Bukhman or Dmitry Anatolievich Bukhman or jointly Controlled by both of them) shall in any case be deemed to be an Affiliate of the Seller for the purposes of this agreement, and vice versa, and (B) no Group Company shall be regarded as being an Affiliate of any party for the purposes of this agreement, and vice versa;

Agreed Debt means [*****];

Agreed Form means, in relation to any document, the form of that document which has been:

(a)	initialled for the purpose of identification by or on behalf of the Seller and the Purchaser; or

(b)	confirmed by or on behalf of the Seller and the Purchaser by exchange of emails as being in agreed form,

in each case with such changes as may be agreed by or on behalf of the Seller and the Purchaser in writing or by exchange of emails before Completion;

Author means any employee, officer, director or contractor who has, independently or jointly with any other person, contributed to, or participated in, the creation or development of any IP Asset or any part or component of it;

Beneficiaries means [*****], and Beneficiary means either of them;

Business Day means a day (other than a Saturday or Sunday) on which banks are generally open in Nicosia (Cyprus) and Road Town (British Virgin Islands) for normal business, provided that, where a payment under this agreement is to be made in USD, the date for such payment must also be a day on which banks are generally open in New York State (USA) for normal business;

Calendar Quarter means each of the following periods of time: (i) a period of time from and including 1 January of a year until and including 31 March of that year; (ii) a period of time from and including 1 April of a year until and including 30 June of that year; (iii) a period of time from and including 1 July of a year until and including 30 September of that year, and (iv) a period of time from and including 1 October of a year until and including 31 December of that year;

Claim means any claim (whether or not successful, compromised or settled), notice of noncompliance or violation, action, suit, litigation, arbitration, complaint, demand, inquiry or investigation by or before any Government Authority, Order, proceeding or judgment which may be commenced, instituted, made, threatened, alleged, asserted, introduced or established from time to time in any jurisdiction against or otherwise involving an Indemnified Person;

Completion means completion of all actions and things set out in Schedule 8 in accordance with this agreement or the date thereof, as the case may be;

Conditions has the meaning given in clause 3.1;

Control means, in relation to a person (the first person), the direct or indirect power of a person (the controlling person) to secure that the affairs of the first person are conducted in accordance with the wishes of that controlling person whether by means of:

(a)	the holding of more than fifty (50) per cent. of the voting shares (or participation interests or equivalent) in or in relation to the first person or any other person;

[*****] Confidential information redacted

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(b)	the holding of the right to direct, or cause the direction of, the exercise of more than fifty (50) per cent. of the votes at a general meeting of the members (or shareholders, participants or equivalent) of the first person on all, or substantially all, matters;

(c)	the holding of the right to appoint or remove a sole executive body (or the closest equivalent governing body) of the first person;

(d)	the holding of the right to appoint or remove a majority of the collective executive body (or the closest equivalent governing body) of the first person;

(e)	the holding of the right to appoint or remove a majority of the board of directors or supervisory board (or the closest equivalent governing body) of the first person; or

(f)	any agreement (including any shareholders' agreement, corporate agreement or similar arrangement),

and Controlled and Controlling shall be construed accordingly;

Core Project means the Mobile Game called "Puzzle Breakers" further details of which are set out in Part 1 of Schedule 3;

Core Project Net Bookings means the revenue generated by the Group Companies for the relevant period of time from both in-game purchases and advertising in the Core Project, before considering IFRS-based deferral of certain revenue attributable to in-game purchases, but after deduction of the Adjusted Platform Commissions and indirect taxes (whether withheld by Platforms or payable by the Group Companies);

[*****];

Data Protection Legislation means (i) the General Data Protection Regulation (2016/679) and any national applicable law supplementing the General Data Protection Regulation (2016/679) or any successor laws arising out of the withdrawal of a member state from the European Union, (ii) the Russian Federal Law No. 152-FZ "On Personal Data" dated 27 July 2006 and any laws and regulations of the Russian Federation concerning processing or protection of personal data, data privacy or e-privacy or cybersecurity matters, and (iii) any other applicable law concerning processing or protection of personal data, data privacy or e-privacy or cybersecurity matters, as well as guidance and codes of practice applicable to the processing or security of personal data;

Documentation and Data means [*****];

Earn-Out Expert means such expert as may be appointed under Part 4 of Schedule 10;

Encumbrance means any interest or equity of any person (including any right to acquire, option, right of pre-emption, right of first offer or right of first refusal) or any charge (fixed or floating), mortgage, power of sale, claim, seizure, equitable interest, lien, option, assignment by way of security or trust arrangement for the purpose of providing security, pledge, title retention, or other security interest of any kind, howsoever created or arising, including any restriction on use, transfer, receipt of income or exercise of any other attribute of ownership, or any agreement to create any of the foregoing;

[*****] Confidential information redacted

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Event means any circumstance, transaction, event, act or omission (or any circumstance, transaction, event, act or omission deemed to occur for Tax purposes);

FedRate means the United States effective federal funds rate per annum determined as of each date on which the relevant interest accrues pursuant to this agreement, and if that rate is less than zero, FedRate shall be deemed to be zero;

Founder means MSRJ LTD, a company incorporated under the laws of the Republic of Cyprus, whose registered office is at 3 Agiou Neofytou, 3036, Limassol, Cyprus under, registration number HE 424382;

Fundamental Warranties means the Warranties set out in paragraph 1 (Fundamental Warranties) of Schedule 4;

Government Authority means any executive, judicial, legislative, regulatory, administrative or other multinational, supranational, national, federal, regional, municipal, state or local government authority, ministry, bureau, department, agency, court, tribunal, independent regulator or authority of competent jurisdiction (including any central bank, securities regulator or financial market regulator), or any relevant stock exchange, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental functions, or any other governmental or quasi-governmental authority, in each case other than a commercial entity acting in a commercial capacity;

Group Companies means the Company and the Subsidiaries and Group Company means any of them;

IFRS means the body of pronouncements issued by the International Accounting Standards Board, including International Financial Reporting Standards and interpretations approved by the International Accounting Standards Board, International Accounting Standards and Standing Interpretations Committee interpretations approved by the predecessor International Accounting Standards Committee;

Indebtedness means, in relation to any person, all indebtedness, liabilities and obligations of such person, including:

(a)	all indebtedness of such person for borrowed money (including the outstanding principal and accrued but unpaid interest);

(b)	all obligations for the deferred purchase price of property, assets or services, whether accrued or not;

(c)	all amounts owing by such person by way of trade credit as a result of goods or services supplied;

(d)	all indebtedness of such person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, in each case, whether or not drawn;

(e)	all obligations of such person under any leases;

(f)	all obligations of such person for the reimbursement of any obligor on any line or letter of credit, banker's acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against and not settled;

(g)	all obligations of such person in respect of acceptances issued or created;

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(h)	all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such person, whether periodically or upon the happening of a contingency;

(i)	all obligations secured by an Encumbrance on any property or asset of such person;

(j)	any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such person;

(k)	any severance, defined benefit pension liabilities or deferred compensation or other compensation or benefit liabilities (including any employer, Tax or social security contributions and payroll Taxes payable in connection therewith);

(l)	all indemnities, guarantees and surety granted by such person in favour of any other person; and

(m)	all obligation described in paragraph (a) to (l) above of any other person which is directly or indirectly guaranteed by such person or which such person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss;

Insolvency Proceedings means any form of bankruptcy, liquidation, receivership, administration, arrangement or scheme with creditors, moratorium, or interim or provisional supervision by the court or court appointee, whether in the jurisdiction of the place of incorporation or in any other jurisdiction, whether in or out of court, which in respect of a company incorporated in Russia includes:

(a)	the implementation of recovery (in Russian: санация) or institution of supervision (in Russian: наблюдение), financial rehabilitation (in Russian: финансовое оздоровление), external management (in Russian: внешнее управление) or bankruptcy management (in Russian: конкурсное производство); or

(b)	the appointment of any liquidator (in Russian: ликвидатор), liquidation commission (in Russian: ликвидационная комиссия), temporary manager (in Russian: временный управляющий), administrative manager (in Russian: административный управляющий), external manager (in Russian: внешний управляющий) or bankruptcy manager (in Russian: конкурсный управляющий);

Intellectual Property Rights means:

(a)	any of the following (in each case whether registered or unregistered): (i) copyright, related and neighbouring rights and any rights in any work of authorship or creative work regardless of its form, (ii) patents, (iii) rights in any software (in either or both executable code and source code, as applicable), (iv) database rights and rights in any data collections, data structures and data compilations, (v) rights in any inventions, utility models and industrial designs, (vi) rights in any integrated circuit topographies and layout designs, (vii) rights in trademarks, service marks, trade names, trade dress, logos and brands, (viii) rights in any trade secrets, know-how, production secrets, confidential information and proprietary information, (ix) rights in any websites, Internet domain names, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, (x) rights in any game interface, gameplay design, game design and game mechanics, and (xi) rights in any outputs of any machine learning, deep learning or artificial intelligence software or algorithm or any similar software or algorithm;

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(b)	applications for registration of, rights to apply for registration of, rights to apply for and be granted renewals or extensions of, and rights to claim priority from, any of the rights referred to in paragraph (a); and

(c)	all other intellectual property rights and equivalent or similar rights or forms of protection existing anywhere in the world;

IP Assets means collectively:

(a)	the Key Mobile Games;

(b)	the Documentation and Data;

(c)	the Domain Names;

(d)	the Websites; and

(e)	the trademarks, trademark applications and other assets and items described in Schedule 3;

Key Mobile Games means the Mobile Games described in Part 1 of Schedule 3, in both executable code and source code, including all maintenance packs, add-ons, plugins and hotfixes to, and updates, upgrades, releases and versions of, these Mobile Games and, where applicable, other works or material recorded or embodied in these Mobile Games;

Leakage means:

(a)	any payment of principal of, or interest on, any credit, loan or other debt instrument, by any Group Company to, or for the benefit of, any member of the Seller's Group;

(b)	any dividend (in cash or in kind) or distribution declared, paid or made (whether actual or deemed) by any Group Company to, or at the direction or for the benefit of, any member of the Seller's Group;

(c)	any payments made or agreed to be made by any Group Company to, or at the direction of or for the benefit of, any member of the Seller's Group, in respect of any participation interest, shares or other equity or securities of any Group Company being issued, redeemed, purchased or repaid, or any other repurchase, redemption or return of capital of capital;

(d)	any payments (including management fees, consulting fees and royalties) made to, or for the benefit of, any member of the Seller's Group by any Group Company;

(e)	any forgiving, relieve, waiver, or agreement to forgive, relief or waive (whether fully or partially) by any Group Company of any amount owed to any Group Company by, or of any claims or rights of any Group Company against, any member of the Seller's Group;

(f)	any liabilities (actual or contingent) assumed, indemnified, guaranteed, secured or incurred by any Group Company for the benefit of, or indemnification by any Group Company given to or for the benefit of, any member of the Seller's Group;

(g)	the transfer by any Group Company of any property or asset to any member of the Seller's Group, or the provision by any Group Company of any service to any member of the Seller's Group;

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(h)	any bonuses or similar incentives paid (or future bonuses or similar incentives granted) by any Group Company to any of its directors, officers or employees in connection with the transactions contemplated by this agreement or any other Transaction Document;

(i)	any payment by any Group Company of, or obligation on any Group Company to pay or incur, any costs, professional fees, expenses or transaction bonuses to any person (including any consulting or advisory fee or commission) in connection with the transactions contemplated by this agreement or any other Transaction Document or as result of Completion;

(j)	any agreement or arrangement made or entered into by any Group Company to do or give effect to any matter referred to in paragraphs (b) to (i) above; and

(k)	the payment by any Group Company, or the agreement to pay by any Group Company, of any fees, costs, expenses or Tax or other amounts in connection with any of the matters referred to in paragraphs (b) to (j) above;

Long Stop Date has the meaning given in clause 3.3;

Liabilities means any liabilities, indebtedness or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected in any financial statements prepared under any accounting standards), including any liabilities, indebtedness or obligations in relation to Tax;

Losses means any losses, damages, Liabilities, costs, charges, fees (including reasonably incurred legal and other professional fees), expenses, penalties, interest, fines, including any of the foregoing amounts paid, incurred, undertaken or imposed under any Claim or in any way related to or in connection with any Claim (including amounts paid, incurred, undertaken or imposed in defending or disputing any Claim or in settlement of any Claim), but excluding in any case any indirect or consequential losses;

Material Contracts means [*****];

Mobile Game means any video game playable on any mobile phone, smartphone, tablet or any other device;

[*****];

Open Source Material means any software (in either or both source code and executable code, as applicable), database, work of authorship, creative work or other material that is distributed as "free software," "open source software" or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License);

Order means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been entered, rendered or otherwise put into effect by or under the authority of any Government Authority;

[*****] Confidential information redacted

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Owned IP Rights means all Intellectual Property Rights in and to the IP Assets;

Permitted Leakage means:

(a)	the Agreed Debt; and

(b)	any Leakage undertaken at the written request or with written consent of the Purchaser and expressly acknowledged as Permitted Leakage;

Prohibited Leakage means any Leakage that is a breach of, prohibited by, or otherwise contrary to, clause 7.1;

Platforms means mobile app distribution platforms (including Apple AppStore, Google Play, Samsung Galaxy Store and Amazon Appstore);

Processing means use, collection, anonymization, storage, recording, organization, adaption, alteration, transfer, retrieval, disclosure, dissemination, combination or any other forms or processing;

Publisher means PLR Worldwide Sales Limited, a company incorporated in Ireland, whose registered office is at 4th floor, Red Oak North, South County Business Park, Leopardstown, Dublin 18, Ireland, D18 X5K7, registration number 526358;

Publishing Contract means [*****];

Purchaser's Advisers means the Purchaser's Solicitors and ZAO Deloitte & Touche CIS;

Purchaser's Group means the Purchaser and all its Affiliates;

Purchaser's Solicitors means Allen & Overy Legal Services of 9 Dmitrovsky pereulok, Moscow, Russian Federation;

Restrictive Open Source Material means any Open Source Material which requires, as a condition of use, modification or distribution of such Open Source Material, that any or certain software (in either or both source code and executable code, as applicable), database, work of authorship or other material incorporated into, combined with, derived from, distributed with or otherwise used in conjunction with such Open Source Materials shall be: (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works, or (iii) redistributable or made available at no charge;

Russian Subsidiary means Rocket Jump LLC (ООО "Рокет Джамп"), further details of which are set out in Schedule 2;

Sale Shares means 5,368 ordinary shares in the capital of the Company with a nominal value of USD 1 each;

Seller's Group means the Seller and all its Affiliates;

Source Code means any software source code or database specifications or designs, or any proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, of any IP Asset;

[*****] Confidential information redacted

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Subsidiaries means all the companies of which details are set out in Schedule 2, and Subsidiary means any of them;

Tax Liability means:

(a)	any liability to make payment of or in respect of Tax (including any liability resulting from any failure to duly pay any Tax when due), in which case the amount of Tax Liability shall be the amount of such payment; and

(b)	the loss or reduction of Tax Relief which would have otherwise been available to the relevant Group Company, in which case the amount of Tax Liability shall be the amount of such lost Tax Relief or the amount by which such Tax Relief has been reduced (as applicable);

Tax Relief means any loss, relief, allowance, credit, exemption, incentive or set-off in respect of Tax, any deduction in completing income, profits or gains for the purposes of Tax or any right to the repayment of Tax;

Taxation or Tax means:

(a)	any charge, tax, duty, levy, impost and withholding having the character of taxation, wherever chargeable, imposed for support of national, state, federal, cantonal, municipal or local government or any other governmental or regulatory authority, body or instrumentality including (without limitation) tax on gross or net income, profits or gains, taxes on receipts, sales, use, occupation, franchise, transfer, value added and personal property and social security taxes; and

(b)	any penalty, fine, surcharge, interest, charges or additions to taxation payable in relation to any taxation within paragraph (a) above;

Taxation Authority means any Government Authority competent to impose, administer or collect any Taxation;

Transaction Documents means this agreement and the Termination Agreement;

VAT means value added tax or any other tax of a similar nature (including sales tax or a tax instead of or in addition to value added tax) applicable in any jurisdiction;

Warranties means the representations and warranties set out in Schedule 4; and

Warranty Claim means a claim by the Purchaser or any person deriving title from it the basis of which is that a Warranty is, or is alleged to be, untrue, inaccurate or misleading.

2.	Where any statement is qualified by the expression "so far as the Seller is aware" or "to the best of the Seller's knowledge, information and belief" or any similar expression, that expression or statement shall be deemed to include an additional statement that it has been made after due enquiry of [*****].

[*****] Confidential information redacted

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3.	In this agreement, except to the extent the contrary intention appears, any reference, express or implied, to an enactment (which includes any legislation in any jurisdiction) includes:

(a)	that enactment as amended, extended or applied by or under any other enactment (before, on or after the date of this agreement);

(b)	any enactment which that enactment re-enacts (with or without modification); and

(c)	any subordinate legislation (including regulations) made (before, on or after the date of this agreement) under that enactment, including (where applicable) that enactment as amended, extended or applied as described in paragraph (a), or under any enactment which it re-enacts as described in paragraph (b).

4.	In this agreement:

(a)	references to an individual include estate and personal representatives of such individual;

(b)	any reference to a company includes any company, firm, corporation or other body corporate wheresoever incorporated;

(c)	any reference to a company includes any company in succession to all, or substantially all, of the business of that company;

(d)	any reference to a person includes any company, individual or unincorporated association of persons;

(e)	subject to clause 17, references to a party to this agreement include the successors or assigns (immediate or otherwise) of that party;

(f)	a person shall be deemed connected with another if that person is connected with that other within the meaning of section 1122 of the Corporation Tax Act 2010;

(g)	the phrases "to the extent" and "to the extent that" are used to indicate an element of degree and are not synonymous with the word "if";

(h)	any reference importing a gender includes the other genders;

(i)	unless the context otherwise requires, words denoting the singular shall include the plural and vice versa;

(j)	any reference to a time of day is to time in Nicosia (Cyprus);

(k)	any reference to days means calendar days unless Business Days are expressly specified;

(l)	unless otherwise expressly specified, any reference to in writing includes typing, printing, lithography, photography and facsimile, but does not include electronic mail unless expressly stated otherwise;

(m)	references to dollars or USD are references to the lawful currency from time to time of the United States of America;

(n)	references to roubles or RUB are references to the lawful currency from time to time of the Russian Federation;

(o)	references to euro or EUR are references to the lawful currency from time to time of the Eurozone used by the participating member states of the European Union;

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(p)	any reference to a document is to that document as amended, varied or novated from time to time otherwise than in breach of this agreement or that document;

(q)	unless the context requires otherwise, the word "or" shall not be exclusive and shall be interpreted as "and/or"; and

(r)	references to shares shall also include participation interests, equity securities, corporate rights or other interests in the equity of a company.

5.	If there is any conflict or inconsistency between a term in the body of this agreement and a term in any of the Schedules, the term in the body of this agreement shall take precedence, unless the relevant Schedule expressly provides that the term in it is to take precedence over the term in the body of this agreement.

6.	If there is any conflict or inconsistency between a term of this agreement and a term of any other Transaction Document, the term of this agreement shall take precedence, unless the relevant Transaction Document expressly provides that the term in it is to take precedence over the term in this agreement.

7.	The ejusdem generis principle of construction shall not apply to this agreement. General words used in this agreement shall not be given a restrictive meaning by reason of the fact that they are preceded or followed by words indicating a particular class of acts, matters or things or followed by examples falling within the general words. The words including and include shall mean including without limitation and include without limitation, respectively, and the terms other, otherwise, whatsoever, for example and in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words accompanying those terms.

8.	The expression "applicable law" and its derivatives means all laws (including constitutions, constitutional laws, federal laws and codes), common law, statutes, rules, regulations, ordinances, decrees, presidential instructions, ministerial decrees or judicial or administrative decisions of any country, or any political subdivision or Government Authority of any country, in each case having jurisdiction (but only to the extent of such jurisdiction) over the relevant person, property, business or asset (as applicable).

9.	The expression "ordinary course of business" and its derivatives means the ordinary and usual course of business of the Group Companies consistent in all material respects (including in terms of nature, scope, quantity and frequency) with the prior custom and practice of the Group Companies during one year preceding the date in respect of which such prior conduct of the Group Companies is assessed for the purposes of this agreement, to the extent that it is compliant with applicable law.

10.	The expression "on a fully diluted basis" means, with respect to any shares, the number of such shares outstanding assuming the exercise, exchange or conversion, as the case may be, of all rights, options, warrants, notes and other instruments and securities exercisable or exchangeable for, or convertible into, such shares, provided that: (i) it shall be assumed that the consideration required for such exercise, exchange or conversion has been fully contributed to the relevant issuer as of the date of the relevant calculation, and (ii) if such exercise, exchange or conversion or any term thereof is conditional on any event, action or circumstance, including any financial or other targets being achieved, it shall be assumed that all such conditions have been fully satisfied.

11.	In this agreement, unless the contrary intention appears, a reference to a clause or Schedule is a reference to a clause or Schedule of or to this agreement. A reference in a Schedule to a paragraph is to reference to a paragraph of that Schedule. The Schedules form part of this agreement.

12.	The headings in this agreement do not affect its interpretation.

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13.	A reference in this agreement to any English legal term for any action, remedy, method or form of judicial proceeding, legal document, court or any other legal concept or matter shall be deemed to include a reference to the corresponding or most similar legal term in any jurisdiction other than England, to the extent that such jurisdiction is relevant to the transactions contemplated by this agreement or the terms of this agreement.

14.	The parties have participated jointly in the negotiation and drafting of this agreement. In the event that an ambiguity or question of intent or interpretation arises, this agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favouring or disfavouring any party by virtue of the authorship of any provisions of this agreement.

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Signatories

Signed by	Andrey Fadeev	)	/s/ Andrey Fadeev
for NEXTERS INC.		)	Authorised signatory

Signed by	Nicolas Gerkotis	)	/s/ Nicolas Gerkotis
for EVERIX INVESTMENTS LIMITED		)	Authorised signatory

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